Product supplement no. 136-I
To prospectus dated December 1, 2005 and
prospectus supplement dated October 12, 2006

Registration Statement No. 333-130051
Dated May 13, 2008
Rule 424(b)(2)



JPMorgan Chase & Co.

Contingent Interest Knock-Out Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index and the iShares® MSCI Emerging Markets Index Fund, or Linked to Any One of the Foregoing

General

- JPMorgan Chase & Co. may offer and sell contingent interest knock-out notes linked to a weighted basket consisting of the S&P 500® Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index and the iShares® MSCI Emerging Markets Index Fund, or linked to any one of the foregoing, as described below, from time to time. This product supplement no. 136-I describes terms that will apply generally to the contingent interest knock-out notes, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement shall control.
- The notes are the senior unsecured obligations of JPMorgan Chase & Co.
- The payment at maturity is linked to a weighted basket consisting of the S&P 500® Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index and the iShares® MSCI Emerging Markets Index Fund, or linked to any one of the foregoing, as described below.
- The notes do not guarantee interest over the term of the notes. Instead, the payment of interest will be based on the performance of each of the Basket Components individually during each Monitoring Period. Unless otherwise specified in the relevant terms supplement, the payment of interest is not linked to the performance of the Basket as a whole.
- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" beginning on page PS-56.
- Minimum denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement.
- Investing in the notes is not equivalent to investing in the Basket, any of the Basket Components or any of their component stocks.
- The notes will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.

Key Terms

Basket:	Unless otherwise specified in the relevant terms supplement, the Basket will be composed of up to three indices (each a "Basket Index," and together, the "Basket Indices") and one fund (the "Basket Fund") (each Basket Index and the Basket Fund, a "Basket Component," and collectively, the "Basket Components").

Basket Component	Weight
S&P 500® Index	†
Nikkei 225 Index	†
Dow Jones EURO STOXX 50® Index	†
iShares® MSCI Emerging Markets Index Fund	†

† The relevant terms supplement will specify either (i) the weight of each Basket Component in the Basket, which will be fixed for the term of the notes, or (ii) the manner in which the weight of each Basket Component will be determined. For example, the relevant terms supplement may specify that each Basket Component has an equal weight in the Basket, in which case each Basket Component will make up 1/4 of the value of the Basket, or the relevant terms supplement may specify a different weighting for each of the four Basket Components. Alternatively, the relevant terms supplement may specify that, for a Basket consisting of the S&P 500® Index and the Nikkei 225 Index, the Basket Component with the greater Component Return will make up 70% of the value of the Basket, and the Basket Component with the lesser Component Return will make up 30% of the value of the Basket.

The Basket may consist of fewer than all four Basket Components, in which case the weight of each Basket Component not included in the Basket will be deemed to be 0%. In certain cases, only one Basket Component may compose the entire Basket. If there is only one Basket Component, that Basket Component will be weighted as 100% of the Basket and the remaining Basket Components will each be weighted as 0% of the Basket.

Interest Rate:	Unless otherwise specified in the relevant terms supplement, the notes will bear interest at the per annum rate specified in the relevant terms supplement, unless a Knock-Out Event has occurred during a Monitoring Period or Monitoring Day, as applicable. **If a Knock-Out Event has occurred during a Monitoring Period or Monitoring Day, as applicable, for the first time during the term of the notes, no interest will be paid for the corresponding Interest Period or any subsequent Interest Period. Even if a Knock-Out Event does not occur during a particular Monitoring Period or Monitoring Day, as applicable, no interest will be paid for the corresponding Interest Period or any subsequent Interest Period if a Knock-Out Event occurred during any previous Monitoring Period or Monitoring Day, as applicable.**
Interest Period:	Unless otherwise specified in the relevant terms supplement, the period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.
Interest Payment Date:	As specified in the relevant terms supplement. **The payment of interest is not guaranteed on any Interest Payment Date.**

Monitoring Periods (if applicable):	Unless otherwise specified in the relevant terms supplement, with respect to the first Interest Period, the Monitoring Period will be the period beginning on and including the pricing date of the notes and ending on and including the third business day immediately preceding the first Interest Payment Date (we refer to each such final day of a Monitoring Period as an "Ending Monitoring Date"), and, with respect to each successive Interest Period, the Monitoring Period will be the period beginning on and including the first business day immediately succeeding the Ending Monitoring Date of the immediately preceding Monitoring Period and ending on and including the third business day immediately preceding the next succeeding Interest Payment Date. Notwithstanding the foregoing, the final Ending Monitoring Date will be the final Basket Valuation Date. Each Ending Monitoring Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Interest Payments."
Monitoring Days (if applicable):	As specified in the relevant terms supplement. For example, the relevant terms supplement may specify that, with respect to each Interest Period, the Monitoring Day will be limited to the third business day immediately preceding the Interest Payment Date for such Interest Period, *provided* the final Monitoring Day will be the final Basket Valuation Date. Each Monitoring Day is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Interest Payments."
Knock-Out Event:	Unless otherwise specified in the relevant terms supplement, a Knock-Out Event occurs if, (a) for notes with continuous monitoring, at any time during a Monitoring Period or Monitoring Day, as applicable, **the Index Level for any Basket Index or the price of one share of the Basket Fund quoted on the Relevant Exchange, as applicable,** has decreased, as compared to the Index starting level or Initial Share Price for such Basket Component, as applicable, by more than the Knock-Out Buffer Amount, or (b) for notes with daily monitoring, on any trading day during a Monitoring Period or on any Monitoring Day, **the Index closing level for any Basket Index or the closing price of one share of the Basket Fund,** has decreased, as compared to the Index starting level or Initial Share Price for such Basket Components, as applicable, by more than the Knock-Out Buffer Amount. The relevant terms supplement will specify whether continuous or daily monitoring is applicable to the notes or, alternatively, may specify another method for monitoring the Basket Components.
Knock-Out Buffer Amount:	A percentage as specified in the relevant terms supplement.
Payment at Maturity:	Unless otherwise specified in the relevant terms supplement, the amount you will receive at maturity will depend on a variety of factors including whether and when a Knock-Out Event occurs and whether the Ending Basket Level is greater than, less than or equal to the Starting Basket Level or Restriking Basket Level, as applicable and the Knock-Out Buffer Amount. Set forth below are the formulas that will be used to determine your final payment at maturity (per $1,000 principal amount note), unless otherwise specified in the relevant terms supplement, and the variables that dictate the application of a particular payout formula.

$1,000 + ($1,000 x Basket Return):	If (i) a Knock-Out Event has occurred during the first Monitoring Period or Monitoring Day, as applicable; or
	(ii) a Knock-Out Event occurs during any subsequent Monitoring Period or Monitoring Day, as applicable, (but not the first) and the Ending Basket Level is less than the Starting Basket Level.
$1,000 + ($1,000 x Excess Basket Return):	If (i) a Knock-Out Event has not occurred during the first Monitoring Period or Monitoring Day, as applicable, but has occurred during any subsequent Monitoring Period or Monitoring Day, as applicable, **and the Ending Basket Level is greater than** the Restriking Basket Level; or
	(ii) a Knock-Out Event has *not* occurred during any Monitoring Period or Monitoring Day, as applicable, **and the Ending Basket Level is greater than** the Restriking Basket Level.
$1,000:	If (i) a Knock-Out Event has not occurred during the first Monitoring Period or Monitoring Day, as applicable, but has occurred during any subsequent Monitoring Period or Monitoring Day, as applicable, **and the Ending Basket Level is less than or equal to** the Restriking Level (but greater than the Starting Basket Level); or
	(ii) a Knock-Out Event has *not* occurred during any Monitoring Period or Monitoring Day, as applicable, **and the Ending Basket Level is less than or equal to** the Restriking Level.

Basket Return:	Unless otherwise specified in the relevant terms supplement:
	$$\frac{\text{Ending Basket Level} - \text{Starting Basket Level (or Strike Level, if applicable)}}{\text{Starting Basket Level (or Strike Level, if applicable)}}$$
Excess Basket Return:	Unless otherwise specified in the relevant terms supplement:
	$$\frac{\text{Ending Basket Level} - \text{Restriking Basket Level}}{\text{Starting Basket Level (or Strike Level, if applicable)}}$$
Starting Basket Level:	Unless otherwise specified in the relevant terms supplement, set equal to 100 on the pricing date, the final Initial Averaging Date, if applicable, or such other relevant date as specified in the relevant terms supplement.
Restriking Basket Level:	Unless otherwise specified in the relevant terms supplement, calculated as follows:
	Starting Basket Level (or Strike Level, if applicable) +

$$[\text{Starting Basket Level (or Strike Level, if applicable)} \times (\text{Interest Payments} / \$1{,}000)],$$

where "Interest Payments" means the aggregate amount of interest paid or to be paid with respect to each $1,000 principal amount note over the term of the notes.

Ending Basket Level:	The Basket Closing Level on the Observation Date, or such other relevant date as specified in the relevant terms supplement, or the arithmetic average of the Basket Closing Levels on each of the Ending Averaging Dates.
Basket Closing Level:	Unless otherwise specified in the relevant terms supplement, the Basket Closing Level on any relevant trading day will be calculated as follows:

$$100 \times [1 + (\text{S\&P 500 Return} \ast \text{S\&P 500 Weighting}) + (\text{Nikkei Return} \ast \text{Nikkei Weighting}) +$$
$$(\text{EURO STOXX Return} \ast \text{EURO STOXX Weighting}) + (\text{MSCI Emerging Markets Return} \ast \text{MSCI Emerging Markets Weighting})]$$

Unless otherwise specified in the relevant terms supplement, on any trading day, each of the S&P 500 Return, the Nikkei Return, the EURO STOXX Return (each, an "Index Return") is the performance of the respective Basket Index, expressed as a percentage, from the relevant Index starting level to the relevant Index closing level on such trading day.

Unless otherwise specified in the relevant terms supplement, on any trading day, the MSCI Emerging Markets Return (the "Fund Return", and each Index Return, a "Component Return") reflects the performance of the Basket Fund, expressed as a percentage, from its Initial Share Price to the closing price on such trading day.

The S&P 500 Weighting, the Nikkei Weighting, the EURO STOXX Weighting and the MSCI Emerging Markets Weighting (each a "Component Weighting," and collectively, the "Component Weightings") are the respective weights of each of the Basket Components in the Basket.

The relevant terms supplement will specify either (i) the weight of each Basket Component in the Basket, which will be fixed for the term of the notes, or (ii) the manner in which the weight of each Basket Component will be determined. For example, if the relevant terms supplement specifies that the S&P 500® Index is weighted to compose 18% of the value of the Basket, the S&P 500 Weighting is 18%. Alternatively, the relevant terms supplement may specify that, for a Basket consisting of the S&P 500® Index and the Nikkei 225 Index, the Basket Index with the greater Index Return will make up 70% of the value of the Basket, and the Basket Index with the lesser Index Return will make up 30% of the value of the Basket. The Basket may consist of fewer than all four Basket Components, in which case the weight of each Basket Component not included in the Basket will be deemed to be 0%. In certain cases, only one Basket Component may compose the entire Basket. If there is only one Basket Component, that Basket Component will be weighted as 100% of the Basket and the remaining Basket Components will each be weighted as 0% of the Basket. For additional information, see "Description of Notes — Payment at Maturity."

Strike Level:	The relevant terms supplement may specify a Basket level other than the Starting Basket Level to be used for calculating the Basket Return, the Excess Basket Return and the Restriking Basket Level and the amount payable at maturity, if any. For example, the relevant terms supplement may specify that a Strike Level, equal to 95% of the Starting Basket Level, shall be used to calculate the Basket Return, the Excess Basket Return and the Restriking Basket Level.
Initial Averaging Dates:	As specified, if applicable, in the relevant terms supplement. Any Initial Averaging Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."
Basket Valuation Date(s):	The Ending Basket Level will be calculated on a single date, which we refer to as the Observation Date, or on several dates, each of which we refer to as an Ending Averaging Date, as specified in the relevant terms supplement. We refer to such dates generally as Basket Valuation Dates in this product supplement. Any Basket Valuation Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."
Initial Share Price:	With respect to the Basket Fund, unless otherwise specified in the relevant terms supplement, either (a) the closing price of one share of the Basket Fund on the pricing date or such other date as specified in the relevant terms supplement, divided by the Share Adjustment Factor, or (b) the arithmetic average of the closing prices of one share of the Basket Fund on each of the Initial Averaging Dates, each divided by the Share Adjustment Factor, in each case as specified in the relevant terms supplement. The closing price of the Basket Fund on an Initial Averaging Date, if applicable, used to determine the Initial Share Price may be subject to adjustment. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments."
Final Share Price:	With respect to the Basket Fund, unless otherwise specified in the relevant terms supplement, either (a) the closing price of one share of the Basket Fund on the Observation Date, or such other date as specified in the relevant terms supplement, or (b) the arithmetic average of the closing prices of one share of the Basket Fund on each of the Ending Averaging Dates, in each case as specified in the relevant terms supplement. The closing price of the Basket Fund on an Ending Averaging Date used to determine the Final Share Price may be subject to adjustment. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments."
Share Adjustment Factor:	Unless otherwise specified in the relevant terms supplement, with respect to the Basket Fund, the Share Adjustment Factor will be set initially at 1.0, subject to adjustment upon the occurrence of certain events affecting the Basket Fund. See "General Terms of Notes — Anti-Dilution Adjustments."
Maturity Date:	As specified in the relevant terms supplement. The maturity date of the notes is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."

Investing in the Contingent Interest Knock-Out Notes involves a number of risks. See "Risk Factors" beginning on page PS-11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement no. 136-I, the accompanying prospectus supplement and prospectus, or any related terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

May 13, 2008

TABLE OF CONTENTS

Page

Notice to Investors ii
Description of Notes PS-1
Risk Factors PS-12
Use of Proceeds PS-24
The S&P 500® Index PS-25
The Nikkei 225 Index PS-30
The Dow Jones EURO STOXX 50® Index PS-34
The iShares® MSCI Emerging Markets Index Fund PS-38
Supplemental Information — Transition of the MSCI Indices to a New Index Methodology.....................PS-44
General Terms of Notes PS-49
Certain U.S. Federal Income Tax Consequences PS-57
Underwriting...PS-61
Benefit Plan Investor Considerations PS-62

In making your investment decision, you should rely only on the information contained or incorporated by reference in the terms supplement relevant to your investment, this product supplement no. 136-I and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement and this product supplement no. 136-I and with respect to JPMorgan Chase & Co. This product supplement no. 136-I, together with the relevant terms supplement and the accompanying prospectus and prospectus supplement, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, this product supplement no. 136-I and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement and this product supplement no. 136-I are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority, or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this product supplement no. 136-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this product supplement no. 136-I and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

NOTICE TO INVESTORS

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. Neither this product supplement no. 136-I nor the accompanying prospectus supplement, prospectus or terms supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement no. 136-I nor the accompanying prospectus supplement, prospectus or terms supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement no. 136-I and accompanying prospectus supplement, prospectus and terms supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement no. 136-I and the accompanying prospectus supplement, prospectus and terms supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

Argentina

The notes have not been and will not be authorized by the *Comisión Nacional de Valores* (the "CNV") for public offer in Argentina and therefore may not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements, the internet or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended (the "Argentine Public Offering Law").

The Argentine Public Offering Law does not expressly recognize the concept of private placement. Notwithstanding the foregoing, pursuant to the general rules on public offering and the few existing judicial and administrative precedents, the following private placement rules have been outlined:

(i) target investors should be qualified or sophisticated investors, capable of understanding the risk of the proposed investment.

(ii) investors should be contacted on an individual, direct and confidential basis, without using any type of massive means of communication.

(iii) the number of contacted investors should be relatively small.

(iv) investors should receive complete and precise information on the proposed investment.

(v) any material, brochures, documents, etc, regarding the investment should be delivered in a personal and confidential manner, identifying the name of the recipient.

(vi) the documents or information mentioned in item (v) should contain a legend or statement expressly stating that the offer is a private offer not subject to the approval or supervision of the CNV, or any other regulator in Argentina.

(vii)the aforementioned documents or materials should also contain a statement prohibiting the re-sale or re-placement of the relevant securities within the Argentine territory or their sale through any type of transaction that may constitute a public offering of securities pursuant to Argentine law.

The Bahamas

The notes have not been and shall not be offered or sold in or into The Bahamas except in circumstances that do not constitute a 'public offering' according to the Securities Industry Act, 1999.

The offer of the notes, directly or indirectly, in or from within The Bahamas may only be made by an entity or person who is licensed as a Broker Dealer by the Securities Commission of The Bahamas.

Persons deemed "resident" in The Bahamas pursuant to the Exchange Control Regulations, 1956 must receive the prior approval of the Central Bank of The Bahamas prior to accepting an offer to purchase any notes.

Bermuda

This product supplement no. 136-I and the accompanying prospectus supplement, prospectus and terms supplement have not been registered or filed with any regulatory authority in Bermuda. The offering of the notes pursuant to this product supplement no. 136-I and the accompanying prospectus supplement, prospectus and any terms supplement to persons resident in Bermuda is not prohibited, *provided* we are not thereby carrying on business in Bermuda.

Brazil

The notes have not been and will not be registered with the "*Comissão de Valores Mobiliários*" –the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not and will not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federal Republic of Brazil, except in circumstances that cannot be construed as a public offering or unauthorized distribution of securities under Brazilian laws and regulations. The notes are not being offered into Brazil. Documents relating to an offering of the notes, as well as the information contained herein and therein, may not be supplied or distributed to the public in Brazil nor be used in connection with any offer for subscription or sale of the notes to the public in Brazil.

British Virgin Islands

The notes may not be offered in the British Virgin Islands unless we or the person offering the notes on our behalf is licensed to carry on business in the British Virgin Islands. We are not licensed to carry on business in the British Virgin Islands. The notes may be offered to British Virgin Islands "business companies" (from outside the British Virgin Islands) without restriction. A British Virgin Islands "business company" is a company formed under or otherwise governed by the BVI Business Companies Act, 2004 (British Virgin Islands).

Cayman Islands

This product supplement no. 136-I and the accompanying prospectus supplement, prospectus and terms supplement, and the notes offered hereby and thereby have not been, and will not be, registered under the laws and regulations of the Cayman Islands, nor has any regulatory authority in the Cayman Islands passed comment upon or approved the accuracy or adequacy of this product supplement no. 136-I and the accompanying prospectus supplement, prospectus and terms supplement. The notes have not been, and will not be, offered or sold, directly or indirectly, in the Cayman Islands.

Chile

None of the Agents, we or the notes have been registered with the *Superintendencia de Valores y Seguros de Chile* (Chilean Securities and Insurance Commission) pursuant to *Ley No. 18,045 de Mercado de Valores* (the "Chilean Securities Act"), as amended, of the Republic of Chile and, accordingly, the notes have not been and will not be offered or sold within Chile or to, or for the account of benefit of persons in Chile except in circumstances which have not resulted and will not result in a public offering and/or securities intermediation in Chile within the meaning of the Chilean Securities Act.

None of the Agents is a bank or a licensed broker in Chile, and therefore each Agent has not and will not conduct transactions or any business operations in any of such qualities, including the marketing, offer and sale of the notes, except in circumstances which have not resulted and will not result in a "public offering" as such term is defined in Article 4 of the Chilean Securities Act, and/or have not resulted and will not result in the intermediation of securities in Chile within the meaning of Article 24 of the Chilean Securities Act and/or the breach of the brokerage restrictions set forth in Article 39 of Decree with Force of Law No. 3 of 1997.

The notes will only be sold to specific buyers, each of which will be deemed upon purchase:

(i) to be a financial institution and/or an institutional investor or a qualified investor with such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the notes;

(ii) to agree that it will only resell the notes in the Republic of Chile in compliance with all applicable laws and regulations; and that it will deliver to each person to whom the notes are transferred a notice substantially to the effect of this selling restriction;

(iii) to acknowledge receipt of sufficient information required to make an informed decision whether or not to invest in the notes; and

(iv) to acknowledge that it has not relied upon advice from any Agent and/or us, or its or our respective affiliates, regarding the determination of the convenience or suitability of notes as an investment for the buyer or any other person; and has taken and relied upon independent legal, regulatory, tax and accounting advice.

Colombia

The notes have not been and will not be registered in the National Securities Registry of Colombia (*Registro Nacional de Valores y Emisores*) kept by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*) or in the Colombian Stock Exchange (*Bolsa de Valores de Colombia*).

Therefore, the notes shall not be marketed, offered, sold or distributed in Colombia or to Colombian residents in any manner that would be characterized as a public offering, as such is defined in article 1.2.1.1 of Resolution 400, issued on May 22, 1995 by the Securities Superintendency General Commission (*Sala General de la Superintendencia de Valores*), as amended from time to time.

If the notes are to be marketed within Colombian territory or to Colombian residents, regardless of the number of persons to which said marketing is addressed to, any such promotion or advertisement of the notes must be made through a local financial entity, a representative's office, or a local correspondent, in accordance with Decree 2558, issued on June 6, 2007 by the Ministry of Finance and Public Credit of Colombia, as amended from time to time.

Therefore, the notes should not be marketed within Colombian territory or to Colombian residents, by any given means, that may be considered as being addressed to an indeterminate number of persons or to more than ninety-nine (99) persons, including but not limited to: (i) any written material or other means of communication, such as subscription lists, bulletins, pamphlets or advertisements; (ii) any offer or sale of the notes at offices or branches open to the public; (iii) use of any oral or written advertisements, letters, announcements, notices or any other means of communication that may be perceived to be addressed to an indeterminate number of persons for the purpose of marketing and/or offering the notes; or (iv) use (a) non-solicited emails or (b) email distributions lists to market the notes.

El Salvador

The notes may not be offered to the general public in El Salvador, and according to Article 2 of the *Ley de Mercado de Valores* (Securities Market Law) of the Republic of El Salvador, Legislative Decree number 809 dated 16 February 1994, published on the *Diario Oficial* (Official Gazette) number 73-BIS, Number 323, dated 21 April 1994, and in compliance with the aforementioned regulation, each Agent has represented and agreed that it will not make an invitation for subscription or purchase of the notes to indeterminate individuals, nor it will make known this product supplement no. 136-I and the accompanying prospectus supplement, prospectus and terms supplement in the territory of El Salvador through any mass media communication such as television, radio, press, or any similar medium, other than publications of an international nature that are received in El Salvador, such as internet access or foreign cable advertisements, which are not directed to the Salvadoran public. The offering of the notes has not been registered with an authorized stock exchange in the Republic of El Salvador. Any negotiation for the purchase or sale of notes in the Republic of El Salvador shall only be negotiated on an individual basis with determinate individuals or entities in strict compliance with the aforementioned Article 2 of the Salvadoran Securities Market Law, and shall in any event be effected in accordance with all securities, tax and exchange control of the Dominican Republic,

Central America, and United States Free Trade Agreements, and other applicable laws or regulations of the Republic of El Salvador.

Hong Kong

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Jersey

Each Agent has represented to and agreed with us that it will not circulate in Jersey any offer for subscription, sale or exchange of any notes which would constitute an offer to the public for the purposes of Article 8 of the Control of Borrowing (Jersey) Order 1958.

Mexico

The notes have not been, and will not be, registered with the Mexican National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and therefore, may not be offered or sold publicly in the United Mexican States. This product supplement no. 136-I and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States. The notes may be privately placed in Mexico among institutional and qualified investors, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law.

The Netherlands

An offer to the public of any notes which are the subject of the offering and placement contemplated by this product supplement no. 136-I and the accompanying prospectus supplement, prospectus and terms supplement may not be made in The Netherlands and each Agent has represented and agreed that it has not made and will not make an offer of such notes to the public in The Netherlands, unless such an offer is made exclusively to one or more of the following categories of investors in accordance with the Dutch Financial Markets Supervision Act (*Wet op het financieel toezicht*, the "FMSA"):

1.   Regulated Entities: (a) any person or entity who or which is subject to supervision by a regulatory authority in any country in order to lawfully operate in the financial markets (which includes: credit institutions, investment firms, financial institutions, insurance companies, collective investment schemes and their management companies, pension funds and their management companies, commodity dealers) ("Supervised Entities"); and (b) any person or entity who or which engages in a regulated activity on the financial markets but who or which is not subject to supervision by a regulatory authority because it benefits from an exemption or dispensation ("Exempt Entities");

2.   Investment Funds and Entities: any entity whose corporate purpose is solely to invest in securities (which includes, without limitation, hedge funds);

3.   Governmental institutions: the Dutch State, the Dutch Central Bank, Dutch regional, local or other decentralized governmental institutions, international treaty organizations and supranational organizations;

4.   Self-certified Small and Medium-Sized Enterprises ("SMEs"): any company having its registered office in The Netherlands which does not meet at least two of the three criteria mentioned in (6) below and which has (a) expressly requested the Netherlands Authority for the Financial Markets (the "AFM") to be considered as a qualified investor, and (b) been entered on the register of qualified investors maintained by the AFM;

5.   Self-certified Natural Persons: any natural person who is resident in The Netherlands if this person meets at least two (2) of the following criteria:

(i)   the investor has carried out transactions of a significant size on securities markets at an average frequency of, at least, ten (10) per quarter over the previous four (4) quarters;

(ii) the size of the investor's securities portfolio exceeds €500,000;

(iii) the investor works or has worked for at least one (1) year in the financial sector in a professional position which requires knowledge of investment in securities,

provided this person has:

(a)   expressly requested the AFM to be considered as a qualified investor; and

(b)   been entered on the register of qualified investors maintained by the AFM;

6.   Large Enterprises: any company or legal entity which meets at least two of the following three criteria according to its most recent consolidated or non-consolidated annual accounts:

(a)   an average number of employees during the financial year of at least 250;

(b)   total assets of at least €43,000,000; or

(c)   an annual net turnover of at least €50,000,000.

7.   Discretionary individual portfolio managers: any portfolio manager in The Netherlands who or which purchases the notes for the account of clients who are not Qualified Investors on the basis of a contract of agency that allows for making investment decisions on the client's behalf without specific instructions of or consultation with any such client;

8.   Minimum consideration: any person or entity for a minimum consideration of €50,000 or more (or equivalent in foreign currency) for each offer of notes; or

9.   Fewer than 100 Offerees: fewer than 100 natural or legal persons (other than Qualified Investors).

For the purposes of this provision, the expression:

(a)   an "offer to the public" in relation to any notes means making a sufficiently determined offer as meant in Section 217(1) of Book 6 of the Dutch Civil Code (*Burgerlijk Wetboek*) addressed to more than one person to conclude a contract to purchase or otherwise acquire notes, or inviting persons to make an offer in respect of such notes;

(b)   "Qualified Investors" means the categories of investors listed under (1) up to and including (6) above.

Zero Coupon Notes may not, directly or indirectly, as part of their initial distribution (or immediately thereafter) or as part of any re-offering be offered, sold, transferred or delivered in The Netherlands. For purposes of this paragraph "Zero Coupon Notes" are notes (whether in definitive or in global form) that are in bearer form and that constitute a claim for a fixed sum against us and on which interest does not become due prior to maturity or on which no interest is due whatsoever.

Panama

The notes have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No. 1 of July 8, 1999 (the "Panamanian Securities Law") and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law. The notes do not benefit from the tax incentives provided by the Panamanian Securities Law and are not subject to regulation or supervision by the National Securities Commission of the Republic of Panama.

Peru

The notes have been and will be offered only to institutional investors (as defined by the Peruvian Securities Market Law – "*Ley de Mercado de Valores*" enacted by Legislative Decree No. 861 – Unified Text of the Law approved by Supreme Decree No. 093-2002-EF) and not to the public in general or a segment of it. The placement of the notes shall comply with article 5 of the Peruvian Securities Market Law.

Singapore

Neither this product supplement no. 136-I nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 136-I, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Switzerland

The notes have not been and will not be offered or sold, directly or indirectly, to the public in Switzerland, and this product supplement no. 136-I and the accompanying prospectus supplement, prospectus and terms supplement do not constitute a public offering prospectus as that term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations.

We have not applied for a listing of the notes on the SWX Swiss Exchange or on any other regulated securities market and, consequently, the information presented in this product supplement no. 136-I and the accompanying prospectus supplement, prospectus and terms supplement does not necessarily comply with the information standards set out in the relevant listing rules.

The notes do not constitute a participation in a collective investment scheme in the meaning of the Swiss Federal Act on Collective Investment Schemes and are not licensed by the Swiss Federal Banking Commission. Accordingly, neither the notes nor holders of the notes benefit from protection under the Swiss Federal Act on Collective Investment Schemes or supervision by the Swiss Federal Banking Commission.

Uruguay

The offering of notes in Uruguay constitutes a private offering and each Agent has agreed that the notes and us will not be registered with the Central Bank of Uruguay pursuant to section 2 of Uruguayan law 16.749.

Venezuela

The notes comprising this offering have not been registered with the Venezuelan National Securities Commission (*Comisión Nacional de Valores*) and are not being publicly offered in Venezuela. No document related to the offering of the notes shall be interpreted to constitute a public offer of securities in Venezuela. This document has been sent exclusively to clients of the Agents and the information contained herein is private, confidential and for the exclusive use of the addressee. Investors wishing to acquire the notes may use only funds located outside of Venezuela, which are not of mandatory sale to the Central Bank of Venezuela (*Banco Central de Venezuela*) or are not otherwise subject to restrictions or limitations under the exchange control regulation currently in force in Venezuela.

DESCRIPTION OF NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply specifically to the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement no. 136-I have the meanings assigned in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The term "note" refers to each $1,000 principal amount of our Contingent Interest Knock-Out Notes linked to a weighted basket consisting of the S&P 500® Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index and the iShares® MSCI Emerging Markets Index Fund or linked to any one of the foregoing.

General

The Contingent Interest Knock-Out Notes are senior unsecured obligations of JPMorgan Chase & Co. that are linked to a weighted basket consisting of one or more of the S&P 500® Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index (each a "Basket Index," and collectively, the "Basket Indices"), and the iShares® MSCI Emerging Markets Index Fund (the "Basket Fund") (each Basket Index and the Basket Fund, a "Basket Component," and collectively, the "Basket Components"). The notes are a series of securities referred to in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The notes will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

The notes do not guarantee any interest payments over the term of the notes and do not guarantee any return of principal at, or prior to, maturity. Interest payments are contingent on the non-occurrence of a Knock-Out Event. If a Knock-Out Event occurs during a Monitoring Period or Monitoring Day, as applicable, no interest will be paid for the corresponding Interest Period or any subsequent Interest Period. At maturity, you will receive a payment in cash, the amount of which will vary depending on the performance of the Basket calculated in accordance with the formula set forth below and whether and when a Knock-Out Event has occurred. The notes do not guarantee any return of your investment at maturity.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The notes will be issued in denominations of $1,000 and integral multiples in excess thereof, unless otherwise specified in the relevant terms supplement. The principal amount and issue price of each note is $1,000, unless otherwise specified in the relevant terms supplement. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company, or DTC, or its nominee, as described under "Description of Notes — Forms of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the notes will be described in the relevant terms supplement, accompanying this product supplement no. 136-I. The terms described in that document supplement those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement shall control.

Interest Payments

Unless otherwise specified in the relevant terms supplement, with respect to each Interest Period, the notes will bear interest at a rate per annum specified in the relevant terms supplement, which we refer to as the "Interest Rate," unless a Knock-Out Event has occurred during the Monitoring Period or Monitoring Day, as applicable, for that Interest Period or for any previous Interest Period. **If a Knock-Out Event has**

occurred during a Monitoring Period or Monitoring Day, as applicable, during the term of the notes, no interest will be paid for the corresponding Interest Period or any subsequent Interest Period. Even if a Knock-Out Event does not occur during a particular Monitoring Period or Monitoring Day, as applicable, no interest will be paid for the corresponding Interest Period or any subsequent Interest Period if a Knock-Out Event occurred during any previous Monitoring Period or Monitoring Day, as applicable. For example, if no Knock-Out Event has occurred during the first Monitoring Period or Monitoring Day, as applicable, interest will be paid with respect to the first Interest Period. If a Knock-Out Event has occurred during the second Monitoring Period or Monitoring Day, as applicable, no further interest will be paid with respect to the second Interest Period or any subsequent Interest Period, even if no Knock-Out Event occurs during any subsequent Monitoring Period or Monitoring Day, as applicable.

Unless otherwise specified in the terms supplement, for each Interest Period with respect to which interest is to be paid as described above, for each $1,000 principal amount note, the interest payment will be calculated as follows:

$$\$1,000 \text{ x Interest Rate x (number of days in the Interest Period / 360)},$$

where the number of days will be calculated on the basis of a year of 360 days with twelve months of thirty days each.

Interest, if any, will accrue from the issue date of the notes to, but excluding, the maturity date, unless a Knock-Out Event has occurred, in which case interest will cease to accrue on and after the Interest Payment Date for the Interest Period immediately preceding the Interest Period with respect to which a the Knock-Out Event has occurred. Any interest will be paid in arrears on each Interest Payment Date to, and including, the maturity date (unless a Knock-Out Event has occurred during the corresponding Monitoring Period or Monitoring Day, as applicable, or any previous Monitoring Period or Monitoring Day, as applicable), to the holders of record at the close of business on the date 15 calendar days prior to that Interest Payment Date, whether or not such fifteenth calendar day is a business day, unless otherwise specified in the relevant terms supplement. If the maturity date is adjusted as the result of a market disruption event, the payment of interest due on the maturity date, if any, will be made on the maturity date as adjusted, with the same force and effect as if the maturity date had not been adjusted, but no additional interest will accrue or be payable as a result of the delayed payment.

Unless otherwise specified in the relevant terms supplement, an "Interest Period" is the period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.

Each "Interest Payment Date" will be as specified in the relevant terms supplement, *provided* that no Interest Payment Date shall be more than twelve months after the immediately prior Interest Payment Date or issue date of the notes, as applicable. If any day on which a payment of interest or principal is due is not a business day, the payment will be made with the same force and effect on the next succeeding business day, but no additional interest will accrue as a result of the delayed payment, and the next Interest Period will commence as if the payment had not been delayed. **The payment of interest is not guaranteed on any Interest Payment Date.**

Unless otherwise specified in the relevant terms supplement, a "Monitoring Period" is the period beginning on and including the pricing date of the notes and ending on and including the first Ending Monitoring Date, and each successive period beginning immediately after the end of the previous Ending Monitoring Date and ending on and including the next succeeding Ending Monitoring Date.

Unless otherwise specified in the relevant terms supplement, if applicable, with respect to the first Interest Period, the "Monitoring Period" will be the period beginning on and including the pricing date of the notes and ending on and including the third business day immediately preceding the first Interest Payment Date (we refer to each such final day of a Monitoring Period as an "Ending Monitoring Date"), and, with respect to each successive Interest Period, the "Monitoring Period" will be the period beginning on and including the first business day immediately succeeding the Ending Monitoring Date of the immediately preceding Monitoring Period and ending on and including the third business day immediately preceding the next succeeding Interest Payment Date. Notwithstanding the foregoing, the final Ending Monitoring Date will be the final Basket Valuation Date. Each Ending Monitoring Date is subject to postponement in the event of certain market disruption events and as described below.

If applicable, each "Monitoring Day" will be specified in the relevant terms supplement. For example, the relevant terms supplement may specify that, with respect to each Interest Period, the Monitoring Day will be the third business day immediately preceding the Interest Payment Date for such Interest Period, *provided* the final Monitoring Day will be the final Basket Valuation Date. Each Monitoring Day is subject to postponement in the event of certain market disruption events and as described below.

Unless otherwise specified in the relevant terms supplement, a Knock-Out Event occurs if, (a) for notes with continuous monitoring, at any time during a Monitoring Period or Monitoring Day, as applicable, **the Index Level for any Basket Index or the price of one share of the Basket Fund quoted on the Relevant Exchange, as applicable,** has decreased, as compared to the Index starting level or Initial Share Price for such Basket Component, as applicable, by more than the Knock-Out Buffer Amount, or (b) for notes with daily monitoring, on any trading day during a Monitoring Period or on any Monitoring Day, **the Index closing level for any Basket Index or the closing price of one share of the Basket Fund,** has decreased, as compared to the Index starting level or Initial Share Price for such Basket Component, as applicable, by more than the Knock-Out Buffer Amount. The relevant terms supplement will specify whether continuous or daily monitoring is applicable to the notes or, alternatively, may specify another method for monitoring the Basket Components.

Unless otherwise specified in the relevant terms supplement, with respect to each Basket Index, the "Index Level" at any time on a trading day (including at the open and close of trading for the applicable Basket Index) during a Monitoring Period or Monitoring Day, as applicable, will equal the value at such time for such Basket Index as published on page "SPX" of Bloomberg, L.P., which we refer to as "Bloomberg," for the S&P 500® Index, page "NKY" of Bloomberg for the Nikkei 225 Index, page "SX5E" of Bloomberg for the Dow Jones EURO STOXX 50® Index, or any successor page, or the Bloomberg page or successor page for any successor index or successor basket fund.

The "price" of one share of the Basket Fund (or any successor basket fund, as defined under "The iShares® MSCI Emerging Markets Index Fund — Discontinuation of the Basket Fund; Alternate Calculation of Price and Closing Price") or one unit of any other security for which a price must be determined) on any trading day (as defined below) means:

- if the Basket Fund (or any successor basket fund or such other security) is listed or admitted to trading on a national securities exchange, the highest intraday bid price on such day on the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on which the Basket Fund (or any successor basket fund or such other security) is listed or admitted to trading;

- if the Basket Fund (or any successor basket fund or such other security) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board Service (the "OTC Bulletin Board") operated by the Financial Industry Regulatory Authority (the "FINRA"), the highest reported bid price reported on the OTC Bulletin Board on such day;

- if the Basket Fund (or any successor basket fund) is de-listed, liquidated or otherwise terminated, the price calculated pursuant to the alternative methods of calculation of price described under "The iShares® MSCI Emerging Markets Index Fund — Discontinuation of the Basket Fund; Alternate Calculation of Price and Closing Price";

- if a bid price is not available pursuant to the preceding bullet points, the mean, as determined by the calculation agent, of the bid prices for the shares of the Basket Fund (or any successor basket fund or such other security) obtained from as many recognized dealers in such security , but not exceeding three, as will make such bid prices available to the calculation agent. Bids of any of our affiliates may be included in the calculation of such mean, but only to the extent that any such bid is not the highest of the bids obtained,

in each case subject to the provisions of "The iShares® MSCI Emerging Markets Index Fund — Discontinuation of the Basket Fund; Alternate Calculation of Price and Closing Price." The term OTC Bulletin Board will include any successor service thereto.

The relevant terms supplement will specify the Knock-Out Buffer Amount.

If an Ending Monitoring Date or Monitoring Day, as applicable, is not a trading day with respect to any Basket Component, or there is a market disruption event with respect to any Basket Component on such Ending Monitoring Date or Monitoring Day, as applicable (any such Basket Component affected by a non-trading day or a market disruption event, a "Disrupted Basket Component"), the applicable Ending Monitoring Date or Monitoring Day, as applicable, will be the immediately succeeding trading day for each Basket Component during which no market disruption event for any Basket Component shall have occurred or be continuing. For the avoidance of doubt, if an Ending Monitoring Date or Monitoring Day, as applicable, is to be postponed as described above, and there are two or more Disrupted Basket Components and the first trading day on which there is no market disruption event relating to the first Disrupted Basket Component is different from such trading day for one or more of the other Disrupted Basket Components, the Index Level, Index closing level, price or closing price, as applicable, for each Disrupted Basket Component will be determined on the first trading day, during which no market disruption event has occurred or is continuing with respect to such Disrupted Basket Component. Accordingly, the Basket Valuation Date or an Initial Averaging Date, if applicable, will be postponed to the latest of such trading days. Under such circumstances, the calculation agent will calculate the Basket Closing Level for such Basket Valuation Date or Initial Averaging Date, if applicable, using the Index Levels, Index closing levels, prices or closing prices, as applicable, of the Disrupted Basket Components on different trading days.

In no event, however, shall any Ending Monitoring Date or Monitoring Day, as applicable, be postponed more than ten business days following the date originally scheduled to be such Ending Monitoring Date or Monitoring Day, as applicable. If the tenth business day following the date originally scheduled to be the applicable Ending Monitoring Date or Monitoring Day is not a trading day with respect to any Basket Component, or there is a market disruption event with respect to any Basket Component on such tenth business day, (1) the calculation agent will determine the Index closing level or the closing price, as applicable, for each Basket Component for such date in accordance with the formula for and method of calculating such Index closing level or closing price, as applicable, last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled business day of each security most recently constituting such Basket Index, or most recently held by the Basket Fund, as applicable, and (2) if the relevant terms supplement provides for continuous monitoring, with respect to such Ending Monitoring Date or Monitoring Day, as applicable, the notes will nonetheless be deemed to be subject to daily monitoring, and a Knock-Out Event will be deemed to have occurred if the Index closing level or closing price, as applicable, for any Basket Component, determined as described above, decreases below the Knock-Out Buffer Amount on such tenth scheduled business day.

If the Ending Monitoring Date for a Monitoring Period or a Monitoring Day, as applicable, is adjusted as the result of a market disruption event, the payment of any interest due for the corresponding Interest Period will be made three business days from such Ending Monitoring Date or such Monitoring Day, as adjusted, with the same force and effect as if such Ending Monitoring Date or Monitoring Day, as applicable had not been adjusted, but no additional interest will accrue or be payable as a result of the delayed payment, and the next Interest Period will commence as if the payment had not been delayed.

Payment at Maturity

The maturity date for the notes will be set forth in the relevant terms supplement and is subject to adjustment if such day is not a business day or if the final Basket Valuation Date is postponed as described below.

Unless otherwise specified in the relevant terms supplement, the amount you will receive at maturity will depend on a variety of factors including whether and when a Knock-Out Event occurs and whether the Ending Basket Level is greater than, less than or equal to the Starting Basket Level or Restriking Basket Level, as applicable. Set forth below are the formulas that will be used to determine your final payment at maturity (per $1,000 principal amount note) and the variables that dictate the application of a particular payout formula.

$1,000 + ($1,000 x Basket Return):	If (i) a Knock-Out Event has occurred during the first Monitoring Period or Monitoring Day, as applicable; or
	(ii) a Knock-Out Event occurs during any subsequent Monitoring Period or Monitoring Day, as applicable, (but not the first) and the Ending Basket Level is less than the Starting Basket Level.
	If a Knock-Out Event has occurred, *you may lose some or all of your initial investment at maturity if the Ending Basket Level has declined from the Starting Basket Level (or Strike Level, if applicable).*
$1,000 + ($1,000 x Excess Basket Return):	If (i) a Knock-Out Event has not occurred during the first Monitoring Period or Monitoring Day, as applicable, but has occurred during any subsequent Monitoring Period or Monitoring Day, as applicable **and** the Ending Basket Level **is greater than** the Restriking Basket Level; or
	(ii) a Knock-Out Event has *not* occurred during any Monitoring Period or Monitoring Day, as applicable, **and** the Ending Basket Level **is greater than** the Restriking Basket Level.
$1,000:	If (i) a Knock-Out Event has not occurred during the first Monitoring Period or Monitoring Day, as applicable, but has occurred during any subsequent Monitoring Period or Monitoring Day, as applicable, **and** the Ending Basket Level **is less than or equal to** the Restriking Level (but greater than the Starting Basket Level); or
	(ii) a Knock-Out Event has *not* occurred during any Monitoring Period or Monitoring Day, as applicable, and the Ending Basket Level **is less than or equal to** the Restriking Level.
	If a Knock-Out Event has not occurred, *your maximum payment at maturity will be limited to your initial investment if the Ending Basket Level is less than or equal to the Restriking Basket Level.*

Unless otherwise specified in the relevant terms supplement, the "Basket Return," as calculated by the calculation agent, is the percentage change of the Basket calculated by comparing the Ending Basket Level to the Starting Basket Level or to a Basket Level other than the Starting Basket Level as specified in the relevant terms supplement (the "Strike Level"). The relevant terms supplement will specify the manner in which the Ending Basket Level will be determined. The Basket Return, unless otherwise specified in the relevant terms supplement, is calculated as follows:

$$\text{Basket Return} = \frac{\text{Ending Basket Level} - \text{Starting Basket Level (or Strike Level, if applicable)}}{\text{Starting Basket Level (or Strike Level, if applicable)}}$$

Unless otherwise specified in the relevant terms supplement, the "Excess Basket Return," as calculated by the calculation agent, is the percentage change of the Basket calculated by comparing the Ending Basket Level to the Restriking Basket Level, and divided by the Starting Basket Level (or Strike Level, if applicable). The relevant terms supplement will specify the manner in which the Ending Basket Level will be determined. The Excess Basket Return, unless otherwise specified in the relevant terms supplement, is calculated as follows:

$$\text{Excess Basket Return} = \frac{\text{Ending Basket Level} - \text{Restriking Basket Level}}{\text{Starting Basket Level (or Strike Level, if applicable)}}$$

Unless otherwise specified in the relevant terms supplement, the "Starting Basket Level" will be set equal to 100 on the pricing date, the final Initial Averaging Date, if applicable, or such other relevant date as specified in the relevant terms supplement, or, if the Basket consists of a single Basket Component, the Index closing level or closing price of the Basket Component on the pricing date, or such other relevant date as specified in the relevant terms supplement, or the arithmetic average of the Index closing levels or closing prices on each of the Initial Averaging Dates.

Unless otherwise specified in the relevant terms supplement, the "Restriking Basket Level" will be calculated as follows:

Starting Basket Level (or Strike Level, if applicable) +
[Starting Basket Level (or Strike Level, if applicable) x (Interest Payments / $1,000)],

where "Interest Payments" means the aggregate amount of interest paid or to be paid with respect to each $1,000 principal amount note over the term of the notes.

Unless otherwise specified in the relevant terms supplement, the "Ending Basket Level" is equal to the Basket Closing Level on the Observation Date, or such other relevant date as specified in the relevant terms supplement, or an arithmetic average of the Basket Closing Levels on each of the Ending Averaging Dates.

Unless otherwise specified in the relevant terms supplement, the "Basket Closing Level" on any relevant trading day will be calculated as follows:

100 x [1 + (S&P 500 Return * S&P 500 Weighting) + (Nikkei Return * Nikkei Weighting) +
(EURO STOXX Return * EURO STOXX Weighting) + (MSCI Emerging Markets Return * MSCI Emerging Markets Weighting)]

Unless otherwise specified in the relevant terms supplement, on any trading day, each of the S&P 500 Return, the Nikkei Return and the EURO STOXX Return (each an "Index Return") is the performance of the respective Basket Index, expressed as a percentage, from the relevant Index starting level to the relevant Index closing level on such trading day.

Unless otherwise specified in the relevant terms supplement, on any trading day, the MSCI Emerging Markets Return (the "Fund Return", and each Index Return and the Fund Return, a "Component Return") reflects the performance of the Basket Fund, expressed as a percentage, from the Initial Share Price to the closing price on such trading day.

The S&P 500 Weighting, the Nikkei Weighting, the EURO STOXX Weighting and the MSCI Emerging Markets Weighting (each an "Component Weighting," and collectively, the "Component Weightings") are the respective weights of each of the Basket Components in the Basket.

The relevant terms supplement will specify either (i) the weight of each Basket Component in the Basket, which will be fixed for the term of the notes, or (ii) the manner in which the weight of each Basket Component will be determined. For example, if the relevant terms supplement specifies that the S&P 500® Index is weighted to compose 18% of the value of the Basket, the S&P 500 Weighting is 18%. Alternatively, the relevant terms supplement may specify that, for a Basket consisting of the S&P 500® Index and the Nikkei 225 Index, the Basket Component with the greater Component Return will make up 70% of the value of the Basket, and the Basket Component with the lesser Component Return will make up 30% of the value of the Basket. The Basket may consist of fewer than all four Basket Components, in which case the weight of each Basket Component not included in the Basket will be deemed to be 0%. In certain cases, only one Basket Component may compose the entire Basket. If there is only one Basket Component, that Basket Component will be weighted as 100% of the Basket and the remaining Basket Components will each be weighted as 0% of the Basket.

On any trading day, the "S&P 500 Return" is calculated as follows, unless otherwise specified in the relevant terms supplement:

S&P 500 Return =   S&P 500 Closing Level – S&P 500 Starting Level

$$\text{S\&P 500 Starting Level}$$

where the "S&P 500 Starting Level" is the Index closing level of the S&P 500® Index on the pricing date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Index closing levels of the S&P 500® Index on each of the Initial Averaging Dates, and the "S&P 500 Closing Level" is the Index closing level of the S&P 500® Index on such trading day. However, if the Basket consists of only the S&P 500® Index, the "S&P 500 Closing Level" is the Index closing level of the S&P 500® Index on the Observation Date or such other date or dates as specified in the relevant terms supplement, or the arithmetic average of the Index closing levels of the S&P 500® Index on each of the Ending Averaging Dates.

On any trading day, the "Nikkei Return" is calculated as follows, unless otherwise specified in the relevant terms supplement:

$$\text{Nikkei Return} = \frac{\text{Nikkei Closing Level} - \text{Nikkei Starting Level}}{\text{Nikkei Starting Level}}$$

where the "Nikkei Starting Level" is the Index closing level of the Nikkei 225 Index on the pricing date or such other date specified in the relevant terms supplement, or the arithmetic average of the Index closing levels of the Nikkei 225 Index on each of the Initial Averaging Dates, and the "Nikkei Closing Level" is the Index closing level of the Nikkei 225 Index on such trading day. However, if the Basket consists of only the Nikkei 225 Index, the "Nikkei Closing Level" is the Index closing level of the Nikkei 225 Index on the Observation Date or such other date or dates as specified in the relevant terms supplement, or the arithmetic average of the Index closing levels of the Nikkei 225 Index on each of the Ending Averaging Dates.

On any trading day, the "EURO STOXX Return" is calculated as follows, unless otherwise specified in the relevant terms supplement:

$$\text{EURO STOXX Return} = \frac{\text{EURO STOXX Closing Level} - \text{EURO STOXX Starting Level}}{\text{EURO STOXX Starting Level}}$$

where the "EURO STOXX Starting Level" is the Index closing level of the Dow Jones EURO STOXX 50® Index on the pricing date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Index closing levels of the Dow Jones EURO STOXX 50® Index on each of the Initial Averaging Dates, and the "EURO STOXX Closing Level" is the Index closing level of the Dow Jones EURO STOXX 50® Index on such trading day. However, if the Basket consists of only the Dow Jones EURO STOXX 50® Index, the "EURO STOXX Closing Level" is the Index closing level of the Dow Jones EURO STOXX 50® Index on the Observation Date or such other date or dates as specified in the relevant terms supplement, or the arithmetic average of the Index closing levels of the Dow Jones EURO STOXX 50® Index on each of the Ending Averaging Dates.

On any trading day, the "MSCI Emerging Markets Return" is calculated as follows, unless otherwise specified in the relevant terms supplement:

$$\text{MSCI Emerging Markets Return} = \frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$$

where the "Initial Share Price" is the closing price of one share of the iShares® MSCI Emerging Markets Index Fund on the pricing date or such other date as specified in the relevant terms supplement, divided by the Share Adjustment Factor or the arithmetic average of the closing prices of one share of the iShares® MSCI Emerging Markets Index Fund on each of the Initial Averaging Dates, each divided by the Share Adjustment Factor on such date. The "Final Share Price" is the closing price of one share of the iShares® MSCI Emerging Markets Index Fund on such trading day. Notwithstanding the foregoing, if the relevant terms supplement specifies that the Initial Share Price will be determined based on the arithmetic average of the closing prices of the iShares® MSCI Emerging Markets Index Fund on each of the Initial Averaging Dates specified in the relevant terms supplement and an adjustment to the Share Adjustment Factor becomes effective in accordance with "General Terms of Notes — Anti-Dilution Adjustments" (an "Adjustment Effective Date") after the first Initial Averaging Date but on or prior to the final Initial Averaging Date, the Share Adjustment Factor will be so adjusted for the event giving rise to such Adjustment Effective Date only on the

Initial Averaging Dates occurring prior to such Adjustment Effective Date. The Share Adjustment Factor will continue to be subject to further adjustments in connection with Adjustment Effective Dates occurring after the final Initial Averaging Date as described under "General Terms of Notes — Anti-Dilution Adjustments." However, if the Basket consists of only the iShares MSCI Emerging Markets Index Fund, the "Final Share Price" is the closing price of one share of the iShares MSCI Emerging Markets Index Fund on the Observation Date or such other date as specified in the relevant terms supplement, or the arithmetic average of the closing prices of one share of the iShares® MSCI Emerging Markets Index Fund on each of the Ending Averaging Dates. Notwithstanding the foregoing, if the relevant terms supplement specifies that the Final Share Price will be determined based on the arithmetic average of the closing prices of the iShares® MSCI Emerging Markets Index Fund on each of the Ending Averaging Dates and an adjustment to the Share Adjustment Factor would have become effective in accordance with "General Terms of Notes — Anti-Dilution Adjustments" after the first Ending Averaging Date but on or prior to the final Ending Averaging Date, then the closing price of the iShares® MSCI Emerging Markets Index Fund on each Ending Averaging Date occurring prior to the effective date of such adjustment to be used to determine the Final Share Price will be deemed to equal such closing price divided by the Share Adjustment Factor, as adjusted (assuming that the Share Adjustment Factor prior to such adjustment is equal to 1.0). See "General Terms of Notes — Anti-Dilution Adjustments."

We refer to each of the S&P 500 Starting Level, the Nikkei Starting Level and the EURO STOXX Starting Level as an "Index starting level."

We refer to the MSCI Emerging Markets Initial Share Price as the "Initial Share Price" and the MSCI Emerging Markets Final Share Price as the "Final Share Price."

Unless otherwise specified in the relevant terms supplement, with respect to the Basket Fund, the "Share Adjustment Factor" will be set initially at 1.0, subject to adjustment upon the occurrence of certain events affecting the Basket Fund. See "General Terms of Notes — Anti-Dilution Adjustments."

With respect to each Basket Index, the "Index closing level" on any trading day will equal the official closing value of such Basket Index or any successor index thereto (as described below) published following the regular official weekday close of trading for such Basket Index on that trading day. In certain circumstances, the "Index closing level" for a Basket Index will be based on the alternate calculation of such Basket Index described under the index description section for the relevant Basket Index.

With respect to the Basket Fund, the "closing price" of one share of the Basket Fund (or any relevant successor basket fund (as defined under "The iShares® MSCI Emerging Markets Index Fund — Discontinuation of the Basket Fund; Alternate Calculation of Price and Closing Price") or one unit of any other security for which a price must be determined) on any trading day (as defined below) means

- if the Basket Fund (or any successor basket fund or such other security) is listed or admitted to trading on a national securities exchange, the last reported sale price, regular way (or, in the case of The NASDAQ Stock Market, the official closing price) of the principal trading session on such day on the principal U.S. securities exchange registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on which the Basket Fund (or any such successor basket fund or such other security) is listed or admitted to trading;

- if the Basket Fund (or any successor basket fund or such other security) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board Service operated by FINRA, the last reported sale price of the principal trading session on the OTC Bulletin Board Service on such day;

- if the Basket Fund (or any successor basket fund) is de-listed, liquidated or otherwise terminated, the price calculated pursuant to the alternative methods of calculation of price described under "The iShares® MSCI Emerging Markets Index Fund — Discontinuation of the Basket Fund; Alternate Calculation of Price and Closing Price"; or

- if, because of a market disruption event (as defined under "General Terms of Notes — Market Disruption Events") or otherwise, the last reported sale price for the Basket Fund (or any such successor basket fund or such other security) is not available pursuant to the preceding bullet points, the mean, as determined by the calculation agent, of the bid prices for the shares of the Basket Fund (or any successor basket fund or such other security) obtained from as many recognized dealers in such security, but not exceeding three, as will make such bid prices available to the calculation agent. Bids of any of our affiliates may be included in the calculation of such mean, but only to the extent that any such bid is not the highest or the lowest of the bids obtained,

in each case subject to the provisions of "The iShares® MSCI Emerging Markets Index Fund — Discontinuation of the Basket Fund; Alternate Calculation of Price and Closing Price." The term OTC Bulletin Board Service will include any successor service thereto.

With respect to each Basket Index and the Basket Fund, a "trading day" is, unless otherwise specified in the relevant terms supplement, a day, as determined by the calculation agent, on which trading is generally conducted on (i) the Relevant Exchanges (as defined below) for securities underlying such Basket Component or the relevant successor index or relevant successor basket fund, if applicable, and (ii) the exchanges on which futures or options contracts related to such Basket Component or the relevant successor index or relevant successor basket fund, if applicable, are traded.

The Initial Averaging Dates, if applicable, will be specified in the relevant terms supplement and any such date is subject to adjustment as described below. If an Initial Averaging Date is not a trading day with respect to any Basket Component, or there is a market disruption event with respect to any Basket Component on such Initial Averaging Date (any such Basket Component affected by a non-trading day or a market disruption event, a "Disrupted Basket Component"), the applicable Initial Averaging Date will be the immediately succeeding trading day for any such Disrupted Basket Component during which no market disruption event for such Disrupted Basket Component shall have occurred or be continuing; *provided* that the Basket Closing Level on such Initial Averaging Date, as postponed, will be determined by using (1) the Index closing level or closing price, as applicable, for each Basket Component (other than any such Disrupted Basket Component) on the originally scheduled Initial Averaging Date and (2) the Index closing level or closing price, as applicable, for any such Disrupted Basket Component on the immediately succeeding trading day for such Disrupted Basket Component during which no market disruption event for such Disrupted Basket Component shall have occurred or be continuing. For the avoidance of doubt, if an Initial Averaging Date is to be postponed as described above, and there are two or more Disrupted Basket Components and the first trading day on which there is no market disruption event relating to the first Disrupted Basket Component is different from such trading day for one or more of the other Disrupted Basket Components, the Index closing level or closing price, as applicable, for each Disrupted Basket Component will be determined on the first trading day during which no market disruption event has occurred or is continuing with respect to such Disrupted Basket Component. Accordingly, such Initial Averaging Date will be postponed to the latest of such trading days. Under such circumstances, the calculation agent will calculate the Basket Closing Level for such Initial Averaging Date using the Index closing levels or closing prices, as applicable, of the Disrupted Basket Components on different trading days.

In no event, however, will any Initial Averaging Date be postponed more than ten business days following the date originally scheduled to be such Initial Averaging Date. If the tenth business day following the date originally scheduled to be the applicable Initial Averaging Date is not a trading day with respect to any Disrupted Basket Component, or there is a market disruption event with respect to any Disrupted Basket Component on such tenth business day, the calculation agent will determine the closing level or closing price for any such Disrupted Basket Component for such date in accordance with the formula for and method of calculating such closing level or closing price, as applicable, last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled business day of each security most recently constituting such Disrupted Basket Component (or if the Disrupted Basket Component is the Basket Fund, of such Basket Fund).

The Basket Valuation Date(s), which will either be a single date, which we refer to as the Observation Date, or several dates, each of which we refer to as an Ending Averaging Date, will be specified in the relevant terms supplement, and any such date is subject to adjustment as described below. If a Basket Valuation Date is not a trading day with respect to any Basket Component, or there is a market disruption event with respect to any Basket Component on such Basket Valuation Date, the applicable Basket Valuation Date will be the immediately succeeding trading day for any such Disrupted Basket Component during which no market disruption event for such Disrupted Basket Component shall have occurred or be continuing; *provided* that the Basket Closing Level on such Basket Valuation Date, as postponed, will be determined by using (1) the Index closing level or closing price, as applicable, for each Basket Component (other than any such Disrupted Basket Component) on the originally scheduled Basket Valuation Date and (2) the Index closing level or closing price, as applicable, for any such Disrupted Basket Component on the immediately succeeding trading day for such Disrupted Basket Component during which no market disruption event for such Disrupted Basket Component shall have occurred or be continuing. For the avoidance of doubt, if a Basket Valuation Date is to be postponed as described above, and there are two or more Disrupted Basket Components and the first trading day on which there is no market disruption event relating to the first Disrupted Basket Component is different from such trading day for one or more of the other Disrupted Basket Components, the Index closing level, or closing price, as applicable, for each Disrupted Basket Component will be determined on the first trading day during which no market disruption event has occurred or is continuing with respect to such Disrupted Basket Component. Accordingly, the applicable Basket Valuation Date will be postponed to the latest of such trading days. Under such circumstances, the calculation agent will calculate the Basket Closing Level for such Basket Valuation Date or Initial Averaging Date, if applicable, using the Index closing levels or closing prices as applicable, of the Disrupted Basket Components on different trading days.

In no event, however, will any Basket Valuation Date be postponed more than ten business days following the date originally scheduled to be such Basket Valuation Date. If the tenth business day following the date originally scheduled to be the applicable Basket Valuation Date is not a trading day with respect to any Disrupted Basket Component, or there is a market disruption event with respect to any Disrupted Basket Component on such tenth business day, the calculation agent will determine the Index closing level or closing price for any such Disrupted Basket Component for such date in accordance with the formula for and method of calculating such Index closing level or closing price, as applicable, last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled business day of each security most recently constituting such Disrupted Basket Component (or if the Disrupted Basket Component is the Basket Fund, of the Basket Fund).

The maturity date will be set forth in the relevant terms supplement. If the scheduled maturity date (as specified in the relevant terms supplement) is not a business day, then the maturity date will be the next succeeding business day following such scheduled maturity date. If, due to a market disruption event or otherwise, the final Basket Valuation Date is postponed so that it falls less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following that final Basket Valuation Date, as postponed, unless otherwise specified in the relevant terms supplement. We describe market disruption events under "General Terms of Notes — Market Disruption Events."

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

A "business day" is, unless otherwise specified in the relevant terms supplement, any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

Subject to the foregoing and to applicable law (including, without limitation, U.S. federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in the open market or by private agreement.

Basket Consisting of a Single Basket Index

If the Basket consists of only one Basket Index, unless otherwise specified in the relevant terms supplement, all references to (1) the "Basket Return" will be deemed to refer to the "S&P 500 Return," the "Nikkei Return," the "EURO STOXX Return," or the "MSCI Emerging Markets Return," as applicable, and may be referred to as the "Index Return" or "Fund Return," as applicable, in the relevant terms supplement, (2) the "Ending Basket Level" will be deemed to refer to the "S&P 500 Closing Level," the "Nikkei Closing Level," the "EURO STOXX Closing Level," or the "Final Share Price," as applicable, and may be referred to as the "Ending Index Level" or the "Final Share Price," as applicable, in the relevant terms supplement and (3) the "Starting Basket Level" will be deemed to refer to the "S&P 500 Starting Level," the "Nikkei Starting Level," the "EURO STOXX Starting Level," or the "Initial Share Price," as applicable, and may be referred to as the "Initial Index Level" or the "Initial Share Price," as applicable, in the relevant terms supplement.

RISK FACTORS

*Your investment in the notes will involve certain risks. The notes do not guarantee any interest payments or any return of principal at, or prior to, maturity. Investing in the notes is not equivalent to investing directly in the Basket, any of the Basket Indices or any of the component stocks of the Basket Indices. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.***

The amount of interest payable on the notes during any given Interest Period, and over the term of the notes, is uncertain and could be zero.

The payment of interest during an Interest Period will depend on whether a Knock-Out Event during the corresponding Monitoring Period or Monitoring Day, as applicable, or any previous Monitoring Period or Monitoring Day, as applicable has occurred. If a Knock-Out Event has occurred during a Monitoring Period or Monitoring Day, as applicable, for the first time during the term of the notes, no interest will be paid for the corresponding Interest Period or any subsequent Interest Period. Even if no Knock-Out Event occurs during a Monitoring Period or Monitoring Day, as applicable, interest will not be paid for the corresponding Interest Period if a Knock-Out Event occurred during any previous Monitoring Period or Monitoring Day, as applicable. Therefore, the amount of interest payable on the notes during any given Interest Period, and over the term of the notes, is uncertain and could be zero.

During one or more Interest Periods, and over the term of the notes, the yield on the notes may be lower than the yield on a conventional debt security of comparable maturity.

During the term of the notes, the notes will not bear interest with respect to any Interest Period if a Knock-Out Event has occurred during the corresponding Monitoring Period or Monitoring Day, as applicable, or any previous Monitoring Period or Monitoring Day, as applicable. As a result, the effective yield on the notes may be less than what would be payable on a conventional, debt security issued by us or an issuer with a comparable credit rating of comparable maturity.

If the note is linked to more than one Basket Component, you will be exposed to the risk of a decline for each Basket Component.

If there is more than one Basket Component specified in the applicable term sheet, your interest payments, if any, are not linked to a basket consisting of the Basket Components. Rather, you will receive interest during an Interest Period only if the Index Level or price, as applicable, of each Basket Component at any time (for notes with continuous monitoring) during a Monitoring Period or Monitoring Day, as applicable, or the Index closing level or closing price, as applicable, of each Basket Component (for notes with daily monitoring) on any trading day during a Monitoring Period or Monitoring Day, as applicable, has not decreased, as compared to the Index starting level or Initial Share Price, as applicable, for such Basket Component, by more than the Knock-Out Buffer Amount. If a Knock-Out Event has occurred for any Basket Component during a Monitoring Period or Monitoring Day, as applicable, for the first time during the term of the notes, no interest will be paid for the corresponding Interest Period or any subsequent Interest Period. Unlike an instrument with interest linked to the performance of a basket of components, in which risk is mitigated and diversified among all of the components of the basket, you will be fully exposed equally to the risks related to each of the Basket Components. Weak performance by any one Basket Component over the term of the notes may negatively affect your interest payments and will not be offset or mitigated by the performance of any other Basket Component.

You cannot predict the future performance of a Basket Component based on its historical performance. A Knock-Out Event may occur for a Basket Component, even though such Basket Component has not experienced a similar decline in the past.

The notes do not guarantee the return of your investment.

The notes may not return any of your investment, other than any interest payments that may be paid if a Knock-Out Event has not occurred. The amount payable at maturity, if any, will be determined pursuant to the terms described in this product supplement no. 136-I and the relevant terms supplement. Your principal is protected against depreciation in the Basket if the Index Level or price, as applicable, for any Basket Component at any time (for notes with continuous monitoring) during a Monitoring Period or Monitoring Day, as applicable, or the Index closing level or closing price, as applicable, for any Basket Component (for notes with daily monitoring) on any trading day during a Monitoring Period or on any Monitoring day, as applicable, has not decreased, as compared to the Index starting level or Initial Share Price, as applicable, for such Basket Component, by more than the Knock-Out Buffer Amount. However, if a Knock-Out Event has occurred during a Monitoring Period or Monitoring Day, as applicable, you may lose some or all of your investment at maturity if the Ending Basket Level has declined from the Starting Basket Level or Restriking Basket Level (or Strike Level, if applicable). Under these circumstances, your principal will be fully exposed to any depreciation in the Basket.

The Restriking Basket Level may reduce your payment at maturity.

Your payment at maturity on the notes may be lower than the payment at maturity on a similar note without a Restriking Basket Level feature. Generally, you will receive a payment at maturity in excess of your principal amount only if the Ending Basket Level is greater than the Restriking Basket Level. The longer that a Knock-Out Event does not occur during the term of the notes and, accordingly, the more interest that is paid or to be paid with respect to the notes, the higher the Ending Basket Level must be for you to achieve a payment at maturity in excess of your principal amount. As a result, you will receive no more than your principal amount, even if the Ending Basket Level is greater than the Starting Basket Level (or Strike Level, if applicable) but is less than or equal to the Restriking Basket Level.

The protection provided by the Knock-Out Buffer Amount may terminate during the term of the notes.

If the Index Level or price, as applicable, of any Basket Component at any time (for notes with continuous monitoring) during a Monitoring Period or Monitoring Day, as applicable, or the Index closing level or closing price, as applicable, of any Basket Component (for notes with daily monitoring) on any trading day during a Monitoring Period or Monitoring Day, as applicable, has decreased, as compared to the Index starting level or Initial Share Price, as applicable, for such Basket Component, by more than the Knock-Out Buffer Amount, a Knock-Out Event will have occurred and you will at maturity be fully exposed to any depreciation of the Basket below the Starting Basket Level (or Strike Level, if applicable). We refer to this feature as a contingent buffer. Under these circumstances, and if the Ending Basket Level is less than the Starting Basket Level (or Strike Level, if applicable), you will lose 1% of the principal amount of your investment for every 1% decrease in the Ending Basket Level as compared to the Starting Basket Level (or Strike Level, if applicable). You will be subject to this potential loss of principal even if the relevant Basket Component subsequently increases such that the Index closing level or closing price, as applicable, of such Basket Component is less than the Index starting level or Initial Share Price of such Basket Component by not more than the Knock-Out Buffer Amount, or equal to or greater than such Index starting level or Initial Share Price, as applicable. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

The Basket Indices may not be equally weighted.

Unless otherwise specified in the relevant terms supplement, the Basket is composed of four Basket Components, each of which may have a different weight in determining the value of the Basket, depending on the Component Weightings specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the S&P 500 Weighting, the Nikkei Weighting, the EURO STOXX Weighting and the MSCI Emerging Markets Weighting are 25%, 40%, 20% and 15%, respectively. One consequence of such an unequal weighting of the Basket Components is that the same percentage change in two of the Basket Components may have different effects on the Basket Closing Level. For example, if the Nikkei

Weighting is greater than the S&P 500 Weighting, a 5% decrease in the Nikkei 225 Index will have a greater effect on the Basket Closing Level than a 5% decrease in the S&P 500® Index.

The weight of each Basket Component may be determined on a date other than the pricing date.

If so specified in the relevant terms supplement, the weight of each Basket Component in the Basket may be determined on a date or dates other than the pricing date. For example, the relevant terms supplement may specify that the weights of the Basket Components in the Basket will be determined based on the relative magnitude of the Component Return of each Basket Component on the Observation Date. As a result, if the relevant terms supplement so specifies, you will not know the weight assigned to each Basket Component until a date later than the pricing date, and you may not know the weight assigned to each Basket Component in the Basket prior to the final Basket Valuation Date.

Changes in the value of the Basket Components may offset each other.

Unless otherwise specified in the relevant terms supplement, the notes are linked to a weighted Basket composed of the Basket Components. Price movements in the Basket Components may not correlate with each other. At a time when the value of one or more of the Basket Components increases, the value of the other Basket Components may not increase as much or may even decline. Therefore, in calculating the Ending Basket Level, increases in the value of one or more of the Basket Components may be moderated, or more than offset, by lesser increases or decreases in the level of the other Basket Component or Components, particularly if the Basket Component or Components that appreciate are of relatively low weight in the Basket. There can be no assurance that the Ending Basket Level will be higher than the Starting Basket Level (or Strike Level, if applicable) or Restriking Basket Level. You may lose some or all of your investment in the notes if a Knock-Out Event occurs and the Ending Basket Level is lower than the Starting Basket Level (or Strike Level, if applicable).

Your return on the notes will not reflect dividends on the equity securities of the companies in the Basket.

Your return on the notes will not reflect the return you would realize if you actually owned the equity securities of the companies included in the Basket Components and received the dividends paid on those securities. This is because the calculation agent will calculate the amount payable to you at maturity of the notes by reference to the Ending Basket Level. The Ending Basket Level reflects the prices of the equity securities included in the Basket Components on the Basket Valuation Date(s) without taking into consideration the value of dividends paid on those stocks.

Secondary trading may be limited.

Unless otherwise specified in the relevant terms supplement, the notes will not be listed on an organized securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.

J.P. Morgan Securities Inc. may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which J.P. Morgan Securities Inc. is willing to buy the notes. If at any time J.P. Morgan Securities Inc. or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

The Ending Basket Level may be less than the Basket Closing Level at the maturity date of the notes or at other times during the term of the notes.

Because the Ending Basket Level is calculated based on the Basket Closing Level on one or more Basket Valuation Dates during the term of the notes, the level of the Basket on the maturity date or at other times during the term of the notes, including dates near the Basket Valuation Date(s), could be higher than the Ending Basket Level. This difference could be particularly large if there is a significant increase in the level of the Basket after the final Basket Valuation Date, if there is a significant decrease in the level of the

Basket around the time of the Basket Valuation Date(s) or if there is significant volatility in the Basket level during the term of the notes (especially on dates near the Basket Valuation Date(s)). For example, when the Basket Valuation Date for the notes is near the end of the term of the notes, then if the Basket levels increase or remain relatively constant during the initial term of the notes and then decrease below the Starting Basket Level (or Strike Level, if applicable) or Restriking Basket Level, the Ending Basket Level may be significantly less than if it were calculated on a date earlier than the Basket Valuation Date. Under these circumstances, you may receive a lower payment at maturity than you would have received if you had invested in the Basket, the Basket Components, the securities underlying the Basket Components or contracts relating to the Basket or Basket Components for which there is an active secondary market.

The Basket may consist of only one Basket Component.

In certain cases, only one Basket Component may compose the entire Basket. If there is only one Basket Component, that Basket Component will be weighted as 100% of the Basket and the remaining Basket Components will each be weighted as 0% of the Basket. In such cases, the Basket Closing Level will be determined with respect to the Index closing level or closing price, as applicable, of the single Basket Component, and changes in the levels of the other Basket Components will have no effect on the Basket Closing Level.

The Index starting level or Initial Share Price, as applicable, for the Basket Components may be determined after the issue date of the notes.

If so specified in the relevant terms supplement, the Index starting level or Initial Share Price, as applicable, for the Basket Components will be determined based on the arithmetic average of the Index closing levels and closing prices, as applicable, of the Basket Components on the Initial Averaging Dates specified in that relevant terms supplement. One or more of the Initial Averaging Dates specified may occur on or following the issue date of the notes; as a result, the Index starting level or Initial Share Price, as applicable, for the Basket Components may not be determined, and you may therefore not know such value, until after the issue date. Similarly, the global note certificate constituting the notes, which will be deposited with DTC on the issue date as described under "General Terms of Notes — Book-Entry Only Issuance — The Depository Trust Company," will not set forth the Index starting level or Initial Share Price for the Basket Components. The Index starting level and Initial Share Price for the Basket Components will be used in the calculation of the returns for the various Basket Components, and the returns will be used in calculating the Excess Basket Return, the Basket Return and the payment at maturity, if any. If there are any increases in the Index closing levels or closing prices, as applicable, for the Basket Components on the Initial Averaging Dates that occur after the issue date and such increases result in the Index starting level or Initial Share Price, as applicable, for one or more of the Basket Components being higher than the Index closing level or closing prices, as applicable, of such Basket Component or Components on the issue date, this may establish higher levels that the Basket Components must achieve for you to attain a positive return on your investment or to avoid a loss of principal at maturity.

The notes are not designed to be short-term trading instruments.

The price at which you will be able to sell your notes to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the Basket has appreciated since the pricing date. The potential returns described in the relevant terms supplement assume that your notes, which are not designed to be short-term trading instruments, are held to maturity.

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the level or price, as applicable, of the Basket Components on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the level of the Basket. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- the expected volatility in the Basket Components;

- the time to maturity of the notes;

- whether a Knock-Out Event has occurred;

- whether interest will be paid in future Interest Periods;

- the dividend rate on the equity securities underlying the Basket Indices and held by the Basket Fund (while not paid to holders of the notes, dividend payments on the equity securities underlying the Basket Indices and included in the Basket Fund may influence the levels of the Basket Indices or price of shares of the Basket Fund, as applicable, and the market value of options on the Basket Indices and the Basket Fund and therefore offset the value of the notes);

- the occurrence of certain events to a Basket Fund that may or may not require an adjustment to the applicable Share Adjustment Factor (as defined below);

- interest and yield rates in the market generally as well as in each of the markets of the equity securities composing the Basket Components;

- economic, financial, political, regulatory or judicial events that affect the equity securities composing the Basket Components or stock markets generally and which may affect the Basket Return;

- the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which the equity securities composing each of the Basket Components are traded, and the correlation between those rates and the price of the iShares® MSCI Emerging Markets Index Fund; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors will influence the price you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You may have to sell your notes at a substantial discount from the principal amount if a Knock-Out Event has occurred or if the Ending Basket Level is at, below or not sufficiently above the Restriking Basket Level or Starting Basket Level or Restriking Basket Level (or Strike Level, if applicable).

You cannot predict the future performance of the Basket based on its historical performance. The value of the Basket may decrease such that you may not receive any return of your investment. If a Knock-Out Event has occurred, you may lose some or all of your investment at maturity if the Ending Basket Level has declined from the Starting Basket Level (or Strike Level, if applicable).

The Excess Basket Return and the Basket Return for the notes will not be adjusted for changes in exchange rates that might affect the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index.

Although the stocks composing the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index are traded in currencies other than U.S. dollars, and the notes, which are linked to the Basket Indices, are denominated in U.S. dollars, the amount payable on the notes at maturity will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies in which the stocks composing the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the Excess Basket Return and the Basket Return for the notes. The amount we pay in respect of the notes on the maturity date, if any, will be determined solely in accordance with the procedures described in "Description of Notes — Payment at Maturity."

If the Basket includes the iShares® MSCI Emerging Markets Index Fund, the notes will be subject to currency exchange risk.

Because the prices of the equity securities held by the iShares® MSCI Emerging Markets Index Fund are converted into U.S. dollars for purposes of calculating the net asset value of the iShares® MSCI Emerging Markets Index Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the iShares® MSCI Emerging Markets Index Fund trade. An investor's net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the equity securities held by the iShares® MSCI Emerging Markets Index Fund denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the iShares® MSCI Emerging Markets Index Fund will be adversely affected and the payment at maturity of the notes may be reduced.

Of particular importance to potential currency exchange risk are:

- existing and expected rates of inflation;

- existing and expected interest rate levels;

- the balance of payments; and

- the extent of governmental surpluses or deficits in the component countries and the United States of America.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries and the United States and other countries important to international trade and finance.

The inclusion in the original issue price of each agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity will be based on the full principal amount of your notes as described in the relevant terms supplement, the original issue price of the notes includes each agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. Such estimated cost includes our affiliates' expected cost of providing such hedge, as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which J.P. Morgan Securities Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by J.P. Morgan Securities Inc., as a result of such compensation or other transaction costs.

S&P may adjust the S&P 500® Index in a way that affects its level, and S&P has no obligation to consider your interests.

Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"), is responsible for calculating and maintaining the S&P 500® Index. S&P can add, delete or substitute the stocks underlying the S&P 500® Index or make other methodological changes that could change the level of the S&P 500® Index. On March 21, 2005, S&P began to use a revised methodology for calculating the S&P 500® Index and on September 16, 2005, S&P completed its transition to the new calculation methodology. You should realize that the changing of companies included in the S&P 500® Index may affect the S&P 500® Index, as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, S&P may alter, discontinue or suspend calculation or dissemination of the S&P 500® Index. Any of these actions could adversely affect the value of the notes. S&P has no obligation to consider your interests in calculating or revising the S&P 500® Index. See "The S&P 500® Index."

Nikkei Inc. may adjust the Nikkei 225 Index in a way that affects its level, and Nikkei Inc. has no obligation to consider your interests.

Nikkei Inc. is responsible for calculating and maintaining the Nikkei 225 Index. Nikkei Inc. can add, delete or substitute the stocks underlying the Nikkei 225 Index or make other methodological changes that could change the level of the Nikkei 225 Index. You should realize that the changing of companies included in the Nikkei 225 Index may affect the Nikkei 225 Index as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, Nikkei Inc. may alter, discontinue or suspend calculation or dissemination of the Nikkei 225 Index. Any of these actions could adversely affect the value of the notes. Nikkei Inc. has no obligation to consider your interests in calculating or revising the Nikkei 225 Index. See "The Nikkei 225 Index."

STOXX Limited may adjust the Dow Jones EURO STOXX 50® Index in a way that affects its level, and STOXX Limited has no obligation to consider your interests.

STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones & Company and SWX Swiss Exchange, is responsible for calculating and maintaining the Dow Jones EURO STOXX 50® Index. STOXX Limited can add, delete or substitute the stocks underlying the Dow Jones EURO STOXX 50® Index or make other methodological changes that could change the level of the Dow Jones EURO STOXX 50® Index. You should realize that the changing of companies included in the Dow Jones EURO STOXX 50® Index may affect the Dow Jones EURO STOXX 50® Index as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, STOXX Limited may alter, discontinue or suspend calculation or dissemination of the Dow Jones EURO STOXX 50® Index. Any of these actions could adversely affect the value of the notes. STOXX Limited has no obligation to consider your interests in calculating or revising the Dow Jones EURO STOXX 50® Index. See "The Dow Jones EURO STOXX 50® Index."

You will have no shareholder rights in issuers of the equity securities that compose the Basket Indices or the equity securities held by the Basket Fund.

As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of shares of the Basket Fund, the securities composing the Basket Indices or the equity securities held by the Basket Fund would have.

If the Basket includes the iShares® MSCI Emerging Markets Index Fund, changes in the volatility of exchange rates, and the correlation between those rates and the closing prices of the iShares® MSCI Emerging Markets Index Fund are likely to affect the market value of the notes.

The exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by the iShares® MSCI Emerging Markets Index Fund are denominated refers to a foreign exchange spot rate that measures the relative values of two currencies — the particular currency in which an equity security held by the iShares® MSCI Emerging Markets Index Fund is denominated and the U.S. dollar. This exchange rate reflects the amount of the particular currency in which an equity security held by the iShares® MSCI Emerging Markets Index Fund is denominated that can be purchased for one U.S. dollar and thus increases when the U.S. dollar appreciates relative to the particular currency upon which an equity security held by the iShares® MSCI Emerging Markets Index Fund is denominated. The volatility of the exchange rate between the U.S. dollar and each of the currencies in which an equity security held by the iShares® MSCI Emerging Markets Index Fund are denominated refer to the size and frequency of that exchange rate.

Because the net asset value of the iShares® MSCI Emerging Markets Index Fund is calculated, in part, by converting the closing prices of the equity securities held by the iShares® MSCI Emerging Markets Index Fund into U.S. dollars, the volatility of the exchange rate between the U.S. dollar and each of the currencies in the equity securities held by the iShares® MSCI Emerging Markets Index Fund are denominated could affect the market value of the notes

The correlation of the exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by the iShares® MSCI Emerging Markets Index Fund are denominated and the net asset value of the iShares® MSCI Emerging Markets Index Fund, refer to the relationship between the percentage changes in that exchange rate and the percentage changes in the net asset value of the iShares® MSCI Emerging Markets Index Fund. The direction of the correlation (whether positive or negative) and the extent of the correlation between the percentage changes in the exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by the iShares® MSCI Emerging Markets Index Fund are denominated and the percentage change net asset value of the iShares® MSCI Emerging Markets Index Fund could affect the value of the notes.

If the Basket includes the Basket Fund, the anti-dilution protection is limited.

The calculation agent will make adjustments to the Share Adjustment Factor, which will be set initially at 1.0, for certain events affecting the shares of the Basket Fund. See "General Terms of Notes — Anti-Dilution Adjustments." The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of the Basket Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

There are risks associated with the iShares® MSCI Emerging Markets Index Fund.

The iShares® MSCI Emerging Markets Index Fund has a limited operating history, having commenced trading in April 2003 on the American Stock Exchange ("AMEX") and having switched to the New York Stock Exchange ("NYSE") in February 2007. Although its shares are listed for trading on the NYSE and a number of similar products have been traded on the NYSE for varying periods of time, there is no assurance that an active trading market will continue for the shares of the iShares® MSCI Emerging Markets Index Fund or that there will be liquidity in the trading market.

In addition, Barclays Global Fund Advisors ("BGFA") is the iShares® MSCI Emerging Markets Index Fund's investment adviser. The iShares® MSCI Emerging Markets Index Fund is subject to management risk, which is the risk that the BGFA's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results.

The performance of the iShares® MSCI Emerging Markets Index Fund may not correlate with the performance of the MSCI Emerging Markets Index.

The iShares® MSCI Emerging Markets Index Fund uses a representative sampling strategy (as described under "The iShares® MSCI Emerging Markets Index Fund — Representative Sampling") to attempt to track the performance of the MSCI Emerging Markets Index. The iShares® MSCI Emerging Markets Index Fund invests in a representative sample of equity securities included in the MSCI Emerging Markets Index; however, the iShares® MSCI Emerging Markets Index Fund may not hold all or substantially all of the equity securities included in the MSCI Emerging Markets Index. Therefore, while the performance of the iShares® MSCI Emerging Markets Index Fund is linked principally to the performance of the MSCI Emerging Markets Index, the performance of the iShares® MSCI Emerging Markets Index Fund is also generally linked in part to shares of other exchange traded funds because BGFA may invest up to 10% of the iShares® MSCI Emerging Markets Index Fund's assets in other iShares® funds that seek to track the performance of equity securities of constituent countries of the MSCI Emerging Markets Index. In addition, the performance of the iShares® MSCI Emerging Markets Index Fund will reflect additional transaction costs and fees that are not included in the calculation of the MSCI Emerging Markets Index. Also, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the iShares® MSCI Emerging Markets Index Fund and the MSCI Emerging Markets Index. Finally, because the shares of the iShares® MSCI Emerging Markets Index Fund are traded on the NYSE and are subject to market supply and investor demand, the market value of one share of the iShares® MSCI Emerging Markets Index Fund may differ from the net asset value per share of the iShares® MSCI Emerging Markets Index Fund.

For all of the foregoing reasons, the performance of the iShares® MSCI Emerging Markets Index Fund may not correlate with the performance of the MSCI Emerging Markets Index. Consequently, the return on the notes will not be the same as investing directly in the iShares® MSCI Emerging Markets Index Fund or in the MSCI Emerging Markets Index or in the equity securities held by the iShares® MSCI Emerging Markets Index Fund or included in the MSCI Emerging Markets Index, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of the MSCI Emerging Markets Index.

The policies of MSCI and of BGFA could affect the value and the amount payable on the notes.

The policies of BGFA concerning the calculation of the iShares® MSCI Emerging Markets Index Fund's net asset value, additions, deletions or substitutions of equity securities held by the iShares® MSCI Emerging Markets Index Fund and manner in which changes affecting the MSCI Emerging Markets Index are reflected in the iShares® MSCI Emerging Markets Index Fund could affect the market price of the shares of the iShares® MSCI Emerging Markets Index Fund and, therefore, affect the amount payable on the notes at maturity, and the value of the notes before maturity. The amount payable on the notes and its value could also be affected if BGFA changes these policies, for example, by changing the manner in which it calculates the iShares® MSCI Emerging Markets Index Fund's net asset value, or if BGFA discontinues or suspends calculation or publication of the iShares® MSCI Emerging Markets Index Fund's net asset value, in which case it may become difficult to determine the value of the note.

In addition, MSCI Inc. ("MSCI") owns the MSCI Emerging Markets Index and is responsible for the design and maintenance of the MSCI Emerging Markets Index. The policies of MSCI concerning the calculation of the MSCI Emerging Markets Index, including decisions regarding the addition, deletion or substitution of the equity securities included in the MSCI Emerging Markets Index, could affect the level of the MSCI Emerging Markets Index and consequently could affect the market prices of the shares of the iShares® MSCI Emerging Markets Index Fund.

We are currently one of the companies that make up the S&P 500® Index, and we have announced our potential acquisition of The Bear Stearns Companies, Inc., another company currently included in the S&P 500® Index, but, to our knowledge, we are not currently affiliated with any other company included in the Basket Indices or the Basket Fund.

We are currently one of the companies that make up the S&P 500® Index. On March 16, 2008, and March 24, 2008, we issued press releases (which are included in our Current Reports on Form 8-K filed with the Securities and Exchange Commission on March 18, 2008, and March 24, 2008, respectively) announcing our potential acquisition of The Bear Stearns Companies, Inc., which is also currently included in the S&P 500® Index. To our knowledge, we are not currently affiliated with any of the other companies the equity securities of which is represented in the Basket Indices or the Basket Fund. As a result, we will have no ability to control the actions of such other companies, including actions that could affect the value of the stocks underlying the Equity Indices or your notes. None of the money you pay us will go to S&P, Nikkei Inc., STOXX Limited, BGFA or any of the other companies included in the Basket Components, and none of those companies will be involved in the offering of the notes in any way. Neither they nor we will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

We or our affiliates may have adverse economic interests to the holders of the notes.

J.P. Morgan Securities Inc. and other affiliates of ours trade the stocks underlying the Basket Components and other financial instruments related to the Basket Components and their component stocks on a regular basis, for their accounts and for other accounts under their management. J.P. Morgan Securities Inc. and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments with returns linked to one or more of the Basket Components. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the level of one or more of the Basket Components and, accordingly, could affect the value of the notes and the amount payable to you at maturity, if any.

We or our affiliates may currently or from time to time engage in business with companies whose stock is included in one of the Basket Components, including extending loans to, or making equity investments in, or providing advisory services to them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the companies, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about companies whose stock is included in one of the Basket Components.

Any prospective purchaser of notes should undertake an independent investigation of each company whose stock is included in the Basket Components as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the level or price of the Basket Components or the stocks that compose the Basket Components. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

We may have hedged our obligations under the notes through certain affiliates, who would expect to make a profit on such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

J.P. Morgan Securities Inc., one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the Starting Basket Level (or Strike Level, if applicable), the Ending Basket Level, the Basket Return, the Excess Basket Return, the Index starting level for each Basket Index, the Index closing level of each Basket Index on each Initial Averaging Date, if applicable, the Basket Closing Level on any Basket Valuation Date, including the S&P 500 Return, the S&P 500 Closing Level, the Nikkei Return, the Nikkei Closing Level, the EURO STOXX Return and the EURO STOXX Closing Level, the MSCI Emerging Markets Return and the MSCI Emerging Markets Final Share Price, the Index Level, Share Price, Final Share Price or the Index closing level of any Basket Component during a Monitoring Period or Monitoring Day, as applicable, for purposes of determining whether a Knock-Out Event has occurred, the amount of interest, if any, payable with respect to each Interest Period and the payment at maturity, if any, on the notes. In addition, the calculation agent will determine whether there has been a market disruption event or a discontinuation of any Basket Index, whether there has been a material change in the method of calculating any of the Basket Components and whether a day is an Interest Payment Date. In performing these duties, J.P. Morgan Securities Inc. may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where J.P. Morgan Securities Inc., as the calculation agent, is entitled to exercise discretion.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly valuing the Basket Closing Level on any Basket Valuation Date and calculating the Basket Return, the Excess Basket Return and the amount that we are required to pay you, if any, at maturity. Market disruptions might also prevent the calculation agent from properly valuing the Index closing level or Final Share Price of a Basket Component on any Initial Averaging Date, if applicable. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that one or more of the Basket Valuation Dates or Initial Averaging Dates, if applicable, and the maturity date will be postponed and your return will be adversely affected. See "General Terms of Notes — Market Disruption Events."

The tax consequences of an investment in the notes are unclear.

There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the Internal Revenue Service (the "IRS") regarding the notes. No assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the notes described in "Certain U.S. Federal Income Tax Consequences." Because the tax treatment of the notes is uncertain, it is not clear whether interest payments made under the notes are subject to U.S. withholding tax. Unless otherwise specified in the relevant terms supplement, we and our affiliates do not intend to withhold on these payments if you are a Non-U.S. Holder and (in the case of notes with a term to maturity of more than 183 days) you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a U.S. person and provide your name and address. However, others may withhold on stated interest payments to you unless you claim an exemption or reduction under an applicable income tax treaty. Non-U.S. Holders should consult their tax advisers regarding the possibility of this withholding, including the possibility of obtaining a refund of withheld amounts.

In addition, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require holders of instruments similar to the notes to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance, promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Accordingly, you should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 136-I and consult your tax adviser regarding your particular circumstances.

JPMorgan Chase & Co. employees holding the notes must comply with policies that limit their ability to trade the notes and may affect the value of their notes.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may only acquire the notes for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the notes, you may not be able to purchase any notes described in the relevant terms supplement from us and your ability to trade or sell any such notes in the secondary market may be limited.

An investment in the notes is subject to risks associated with non-U.S. securities markets.

The stocks that compose the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index and the stocks that are held by the iShares® MSCI Emerging Markets Index Fund have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission (the "SEC"), and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. jurisdictions may be affected by political, economic, financial and social factors in such markets, including changes in a country's government, economic and fiscal policies, currency exchange laws and other foreign laws or restrictions. Moreover, the economies in such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

The economies of emerging market countries in particular face several concerns, including the relatively unstable governments which may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and which may have less protection of property rights than more developed countries. These economies may also be based on only a few industries, be highly vulnerable to changes in local and global trade conditions and may suffer from extreme and volatile debt burdens or inflation rates. In addition, local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. The risks of the economies of emerging market countries are relevant for notes where the Basket includes the Basket Fund or a Basket Index composed of securities traded in one or more emerging market countries.

Some or all of these factors may influence the closing level or closing price of the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index and the iShares® MSCI Emerging Markets Index Fund. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of such Basket Components based on their historical performance. The value of any such Basket Component may decrease such that you may not receive any return of your investment. There can be no assurance that the closing level or closing price of any such Basket Component will not decrease so that at maturity, you will not lose some or all of your investment if a Knock-Out Event occurs.

USE OF PROCEEDS

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original issue price of the notes includes each agent's commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the notes. Unless otherwise specified in the relevant terms supplement, these commissions will include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant terms supplement we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in one or more Basket Components, the stocks underlying one or more Basket Components, or instruments whose value is derived from one or more Basket Components or their underlying stocks. While we cannot predict an outcome, such hedging activity or other hedging and investment activities of ours could potentially increase the level of one or more Basket Components, and therefore, effectively establish a higher level that the relevant Basket Index must achieve for you to obtain a return on your investment (other than any interest payments) or avoid a loss of principal at maturity. From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy that may involve taking long or short positions in one or more Basket Components, the stocks underlying one or more Basket Components or instruments whose value is derived from one or more Basket Components or their underlying stocks. Although we have no reason to believe that any of these activities will have a material impact on the level of any of the Basket Components or the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

THE S&P 500® INDEX

We have derived all information contained in this product supplement regarding the S&P 500® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). The S&P 500® Index was developed by S&P and is calculated, maintained and published by S&P. We make no representation or warranty as to the accuracy or completeness of such information.

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies (the "Component Stocks") as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Historically, the "Market Value" of any Component Stock was calculated as the product of the market price per share and the number of the then-outstanding shares of such Component Stock. As discussed below, on March 21, 2005, S&P began to use a new methodology to calculate the Market Value of the Component Stocks and on September 16, 2005, S&P completed its transition to the new calculation methodology. The 500 companies are not the 500 largest companies listed on the New York Stock Exchange (the "NYSE") and not all 500 companies are listed on such exchange. S&P chooses companies for inclusion in the S&P 500® Index with the objective of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely-held and the Market Value and trading activity of the common stock of that company.

On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005, the S&P 500® Index became fully float-adjusted. S&P's criteria for selecting stocks for the S&P 500® Index was not changed by the shift to float adjustment. However, the adjustment affects each company's weight in the S&P 500® Index (*i.e.*, its Market Value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

- holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;
- holdings by government entities, including all levels of government in the United States or foreign countries; and
- holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the calculation of the S&P 500® Index. Mutual funds, investment advisory firms, pension funds or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as "exchangeable shares," shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. (On

March 21, 2005, the S&P 500® Index moved halfway to float adjustment, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P 500® Index between March 21, 2005 and September 16, 2005 was 0.90. On September 16, 2005, S&P began to calculate the S&P 500® Index on a fully float-adjusted basis, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P 500® Index on and after September 16, 2005 is 0.80.) The float-adjusted Index is calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the Index Divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this product supplement, the S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total Market Value of all 500 Component Stocks relative to the S&P 500® Index's base period of 1941–43 (the "Base Period").

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total Market Value of the Component Stocks during the Base Period has been set equal to an indexed value of 10. This is often indicated by the notation 1941–43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total Market Value of the Component Stocks by a number called the Index Divisor. By itself, the Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original Base Period level of the S&P 500® Index. The Index Divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index ("Index Maintenance").

Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P 500® Index require an Index Divisor adjustment. By adjusting the Index Divisor for the change in total Market Value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All Index Divisor adjustments are made after the close of trading and after the calculation of the Index closing level for the S&P 500® Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require Index Divisor adjustments.

The table below summarizes the types of Index maintenance adjustments and indicates whether or not an Index Divisor adjustment is required.

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Stock Split (*e.g.*, 2-for-1)	Shares Outstanding multiplied by 2; Stock Price divided by 2	No
Share Issuance (*i.e.*, change ≥5%)	Shares Outstanding plus newly issued Shares	Yes
Share Repurchase (*i.e.*, change ≥5%)	Shares Outstanding minus Repurchased Shares	Yes
Special Cash Dividends	Share Price minus Special Dividend	Yes
Company Change	Add new company Market Value minus old company Market Value	Yes
Rights Offering	Price of parent company minus: $\dfrac{\text{Price of Rights}}{\text{Rights Ratio}}$	Yes
Spin-offs	Price of parent company minus: $\dfrac{\text{Price of Spin-off Co.}}{\text{Share Exchange Ratio}}$	Yes

Stock splits and stock dividends do not affect the Index Divisor, because following a split or dividend, both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the Index Divisor has the effect of altering the Market Value of the Component Stock and consequently of altering the aggregate Market Value of the Component Stocks (the "Post-Event Aggregate Market Value"). In order that the level of the S&P 500® Index (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected Component Stock, a new Index Divisor ("New Divisor") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

A large part of the Index maintenance process involves tracking the changes in the number of shares outstanding of each of the companies in the S&P 500® Index. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the S&P 500® Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the total Market Value of the S&P 500® Index. In addition, any changes over 5% in the current common shares outstanding for the S&P 500® Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the Index Divisor.

License Agreement with S&P

S&P and J.P. Morgan Securities Inc. have entered into a non-exclusive license agreement providing for the sub-license to us, and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use the S&P 500® Index, which is owned and published by S&P, in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc., which we refer to as S&P. S&P makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the S&P 500® Index to track general stock market performance. S&P's only relationship to JPMorgan Chase & Co. is the licensing of certain trademarks and trade names of S&P without regard to JPMorgan Chase & Co. or the notes. S&P has no obligation to take the needs of JPMorgan Chase & Co. or the holders of the notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing, price or quantity of the notes to be issued or in the determination or calculation of the amount due at maturity of the notes. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY JPMORGAN CHASE & CO., HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"STANDARD & POOR'S," "S&P," "S&P 500" AND "500" ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. AND HAVE BEEN LICENSED FOR USE BY J.P. MORGAN SECURITIES INC. AND SUB-LICENSED FOR USE BY JPMORGAN CHASE & CO. THIS TRANSACTION IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY S&P AND S&P MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF PURCHASING ANY OF THE NOTES.

Discontinuation of the S&P 500® Index; Alteration of Method of Calculation

If S&P discontinues publication of the S&P 500® Index and S&P or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued S&P 500® Index (such index being referred to herein as an "S&P successor index"), then the Index closing level for the S&P 500® Index on any relevant Initial Averaging Date, if applicable, Basket Valuation Date or other relevant date on which the Index closing level for the S&P 500® Index is to be determined will be determined by reference to the level of such S&P successor index at the close of trading on the NYSE, the American Stock Exchange LLC, The NASDAQ Stock Market or the Relevant Exchange or market for the S&P successor index on such day, and the Index Level, if applicable, at any time during a Monitoring Period or Monitoring Day, as applicable, will be determined by reference to the value of such S&P successor index as reported by Bloomberg at such time.

Upon any selection by the calculation agent of a S&P successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If S&P discontinues publication of the S&P 500® Index prior to, and such discontinuation is continuing on, an Initial Averaging Date, if applicable, Basket Valuation Date or other relevant date on which the Index closing level for the S&P 500® Index is to be determined, or at any time during a Monitoring Period or Monitoring Day, as applicable, and the calculation agent determines, in its sole discretion, that no S&P successor index is available at such time, or the calculation agent has previously selected an S&P successor index and publication of such S&P successor index is discontinued prior to, and such discontinuation is continuing on, such Initial Averaging Date, Basket Valuation Date or other relevant date or at any time during a Monitoring Period or Monitoring Day, as applicable, then the calculation agent will determine the Index closing level for the S&P 500® Index for such date. If the relevant terms supplement provides for continuous monitoring, the notes will nonetheless thereafter be deemed to be subject to daily monitoring, and a Knock-Out Event will be deemed to have occurred if the Index closing level for the S&P 500® Index decreases below the Knock-Out Buffer Amount on any trading day during a Monitoring Period or Monitoring Day, as applicable. The Index closing level for the S&P 500® Index will be computed by the calculation agent in accordance with the formula for and method of calculating the S&P 500® Index or S&P successor index, as applicable, last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently composing the S&P 500® Index or S&P successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the S&P 500® Index or S&P successor index, as applicable, may adversely affect the value of the notes.

If at any time the method of calculating the S&P 500® Index or an S&P successor index, or the level thereof, is changed in a material respect, or if the S&P 500® Index or an S&P successor index is in any other way modified so that the S&P 500® Index or such S&P successor index does not, in the opinion of the calculation agent, fairly represent the level of the S&P 500® Index or such S&P successor index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the Index closing level for the S&P 500® Index is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the S&P 500® Index or such S&P successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Index closing level for the S&P 500® Index with reference to the S&P 500® Index or such S&P successor index, as adjusted. Accordingly, if the method of calculating the S&P 500® Index or an S&P successor index is modified so that the level of the S&P 500® Index or such S&P successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the S&P 500® Index), then the calculation agent will adjust its calculation of the S&P 500® Index or such S&P successor index in order to arrive at a level of the S&P 500® Index or such S&P successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

THE NIKKEI 225 INDEX

We have derived all information regarding the Nikkei 225 Index contained in this product supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Nikkei Inc. Nikkei Inc. has no obligation to continue to publish, and may discontinue publication of, the Nikkei 225 Index.

The Nikkei 225 Index is a stock index calculated, published and disseminated by Nikkei Inc. that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index, as of the date of this product supplement, is based on 225 underlying stocks (the "Nikkei Underlying Stocks") trading on the Tokyo Stock Exchange ("TSE") representing a broad cross-section of Japanese industries. All 225 Nikkei Underlying Stocks are stocks listed in the First Section of the TSE. Stocks listed in the First Section of the TSE are among the most actively traded stocks on the TSE. Nikkei Inc. rules require that the 75 most liquid issues (one-third of the component count of the Nikkei 225 Index) be included in the Nikkei 225 Index.

The 225 companies included in the Nikkei 225 Index are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities. These six sector categories are further divided into 36 industrial classifications as follows:

- Technology — Pharmaceuticals, Electrical Machinery, Automobiles, Precision Machinery, Telecommunications;
- Financials — Banks, Miscellaneous Finance, Securities, Insurance;
- Consumer Goods — Marine Products, Food, Retail, Services;
- Materials — Mining, Textiles, Paper and Pulp, Chemicals, Oil, Rubber, Ceramics, Steel, Nonferrous Metals, Trading House;
- Capital Goods/Others — Construction, Machinery, Shipbuilding, Transportation Equipment, Miscellaneous Manufacturing, Real Estate; and
- Transportation and Utilities — Railroads and Buses, Trucking, Shipping, Airlines, Warehousing, Electric Power, Gas.

The Nikkei 225 Index is a modified, price-weighted index (*i.e.*, a Nikkei Underlying Stock's weight in the Nikkei 225 Index is based on its price per share rather than the total market capitalization of the issuer) which is calculated by (i) multiplying the per share price of each Nikkei Underlying Stock by the corresponding weighting factor for such Nikkei Underlying Stock (a "Weight Factor"), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the "Divisor"). The Divisor was initially set at 225 for the date of May 16, 1949 using historical numbers from May 16, 1949, the date on which the TSE was reopened. The Divisor was 24.211 as of March 26, 2008 and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant Nikkei Underlying Stock, so that the share price of each Nikkei Underlying Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the Nikkei Underlying Stocks (currently the TSE). The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

In order to maintain continuity in the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the Nikkei Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock splits or distributions of assets to stockholders, the Divisor used in calculating the Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. Thereafter, the Divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any Nikkei Underlying Stock, the Divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable Weight Factor and divided by the new Divisor (*i.e.*, the level of the Nikkei 225 Index immediately after such change) will equal the level of the Nikkei 225 Index immediately prior to the change.

A Nikkei Underlying Stock may be deleted or added by Nikkei Inc. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Nikkei Underlying Stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the "Seiri-Post" because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section. In addition, a component stock transferred to the "Kanri-Post" (Posts for stocks under supervision) is in principle a candidate for deletion. Nikkei Underlying Stocks with relatively low liquidity, based on trading value and rate of price fluctuation over the past five years, may be deleted by Nikkei Inc. Upon deletion of a stock from the Nikkei Underlying Stocks, Nikkei Inc. will select a replacement for such deleted Nikkei Underlying Stock in accordance with certain criteria. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by Nikkei Inc. to be representative of a market may be added to the Nikkei Underlying Stocks. In such a case, an existing Nikkei Underlying Stock with low trading volume and deemed not to be representative of a market will be deleted by Nikkei Inc.

A list of the issuers of the Nikkei Underlying Stocks constituting the Nikkei 225 Index is available from the Nikkei Economic Electronic Databank System and from the Stock Market Indices Data Book published by Nikkei Inc. Nikkei Inc. may delete, add or substitute any stock underlying the Nikkei 225 Index. Nikkei Inc. first calculated and published the Nikkei 225 Index in 1970.

License Agreement with Nikkei Inc. and Disclaimers

We expect to enter into an agreement with Nikkei Inc. that would provide us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the Nikkei 225 Index, which is owned and published by Nikkei Inc., in connection with certain securities.

Our license agreement with Nikkei Inc. will provide that Nikkei Inc. will assume no obligation or responsibility for use of the Nikkei 225 Index by us or our affiliates.

The Nikkei 225 Index is an intellectual property of Nikkei Inc. Nikkei Inc. was formerly known as Nihon Keizai Shimbun, Inc. The name was changed on January 1, 2007. "Nikkei," "Nikkei 225" and "Nikkei Stock Average" are the service marks of Nikkei Inc. Nikkei Inc. reserves all the rights, including copyright, to the Nikkei 225 Index. Nikkei Digital Media, Inc., a wholly-owned subsidiary of Nikkei Inc., calculates and disseminates the Nikkei 225 Index under exclusive agreement with Nikkei Inc. Nikkei Inc. and Nikkei Digital Media Inc. are collectively referred to as the "Nikkei 225 Index Sponsor."

The notes are not in any way sponsored, endorsed or promoted by the Nikkei 225 Index Sponsor. The Nikkei 225 Index Sponsor does not make any warranty or representation whatsoever, express or implied, either as to the results to be obtained as to the use of the Nikkei 225 Index or the figure as which the Nikkei 225 Index stands at any particular day or otherwise. The Nikkei 225 Index is compiled and calculated solely by the Nikkei 225 Index Sponsor. However, the Nikkei 225 Index Sponsor shall not be liable to any person for any error in the Nikkei 225 Index and the Nikkei 225 Index Sponsor shall not be under any obligation to advise any person, including a purchase or vendor of the notes, of any error therein.

In addition, the Nikkei 225 Index Sponsor gives no assurance regarding any modification or change in any methodology used in calculating the Nikkei 225 Index and is under no obligation to continue the calculation, publication and dissemination of the Nikkei 225 Index.

Discontinuation of the Nikkei 225 Index; Alteration of Method of Calculation

If Nikkei Inc. discontinues publication of the Nikkei 225 Index and Nikkei Inc. or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Nikkei 225 Index (such index being referred to herein as a "Nikkei successor index"), then the Index closing level for the Nikkei 225 Index on any relevant Initial Averaging Date, if applicable, Basket Valuation Date or other relevant date on which the Index closing level for the Nikkei 225 Index is to be determined will be determined by reference to the level of such Nikkei successor index at the close of trading on the TSE (2nd session) or the Relevant Exchange or market for the Nikkei successor index on such day, and the Index Level, if applicable, at any time during a Monitoring Period or Monitoring Day, as applicable, will be determined by reference to the value of such Nikkei successor index as reported by Bloomberg at such time.

Upon any selection by the calculation agent of a Nikkei successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If Nikkei Inc. discontinues publication of the Nikkei 225 Index prior to, and such discontinuation is continuing on, an Initial Averaging Date, if applicable, Basket Valuation Date or other relevant date on which the Index closing level for the Nikkei 225 Index is to be determined, or at any time during a Monitoring Period or Monitoring Day, as applicable, and the calculation agent determines, in its sole discretion, that no Nikkei successor index is available at such time, or the calculation agent has previously selected a Nikkei successor index and publication of such Nikkei successor index is discontinued prior to, and such discontinuation is continuing on, such Initial Averaging Date, Basket Valuation Date or other relevant date or at any time during a Monitoring Period or Monitoring Day, as applicable, then the calculation agent will determine the Index closing level for the Nikkei 225 Index for such date. If the relevant terms supplement provides for continuous monitoring, the notes will nonetheless thereafter be deemed to be subject to daily monitoring, and a Knock-Out Event will be deemed to have occurred if the Index closing level for the Nikkei 225 Index decreases below the Knock-Out Buffer Amount on any trading day during a Monitoring Period or Monitoring Day, as applicable. The Index closing level for the Nikkei 225 Index will be computed by the calculation agent in accordance with the formula for and method of calculating the Nikkei 225 Index or Nikkei successor index, as applicable, last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently composing the Nikkei 225 Index or Nikkei successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the Nikkei 225 Index may adversely affect the value of the notes.

If at any time the method of calculating the Nikkei 225 Index or a Nikkei successor index, or the level thereof, is changed in a material respect, or if the Nikkei 225 Index or a Nikkei successor index is in any other way modified so that the Nikkei 225 Index or such Nikkei successor index does not, in the opinion of the calculation agent, fairly represent the level of the Nikkei 225 Index or such Nikkei successor index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the Index closing level for the Nikkei 225 Index is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the Nikkei 225 Index or such Nikkei successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Index closing level for the Nikkei 225 Index with reference to the Nikkei 225 Index or such Nikkei successor index, as adjusted. Accordingly, if the method of calculating the Nikkei 225 Index or a Nikkei successor index is modified so that the level of the Nikkei 225 Index or such Nikkei successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the Nikkei 225 Index), then the calculation agent will adjust its calculation of the Nikkei 225 Index or such Nikkei successor index in order to arrive at a level of the Nikkei 225 Index or such Nikkei successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

The Tokyo Stock Exchange

The TSE is one of the world's largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 a.m. to 11:00 a.m. and from 12:30 p.m. to 3:00 p.m., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the Index closing level of the Nikkei 225 Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a "special bid quote" or a "special asked quote" for that stock at a specified higher or lower price level than the stock's last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Nikkei 225 Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks that make up the Nikkei 225 Index, and these limitations, in turn, may adversely affect the value of the notes.

THE DOW JONES EURO STOXX 50® INDEX

We have derived all information regarding the Dow Jones EURO STOXX 50® Index contained in this product supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, STOXX Limited. The Dow Jones EURO STOXX 50® Index is calculated, maintained and published by STOXX Limited. We make no representation or warranty as to the accuracy or completeness of such information.

The Dow Jones EURO STOXX 50® Index was created by STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones & Company and SWX Swiss Exchange. Publication of the Dow Jones EURO STOXX 50® Index began on February 26, 1998, based on an initial Dow Jones EURO STOXX 50® Index value of 1,000 at December 31, 1991. The Dow Jones EURO STOXX 50® Index is published in The Wall Street Journal and disseminated on the STOXX Limited website: http://www.stoxx.com, which sets forth, among other things, the country and industrial sector weightings of the securities included in the Dow Jones EURO STOXX 50® Index and updates these weightings at the end of each quarter. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this product supplement no. 136-I or any terms supplement.

Dow Jones EURO STOXX 50® Index Composition and Maintenance

The Dow Jones EURO STOXX 50® Index is composed of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXX® Index, which includes stocks selected from the Eurozone. The component stocks have a high degree of liquidity and represent the largest companies across all market sectors defined by the Dow Jones Global Classification Standard.

The composition of the Dow Jones EURO STOXX 50® Index is reviewed annually, based on the closing stock data on the last trading day in August. The component stocks are announced the first trading day in September. Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day. Changes in the composition of the Dow Jones EURO STOXX 50® Index are made to ensure that the Dow Jones EURO STOXX 50® Index includes the 50 market sector leaders from within the Dow Jones EURO STOXX® Index. A current list of the issuers that comprise the Dow Jones EURO STOXX 50® Index is available on the STOXX Limited website: http://www.stoxx.com. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this product supplement no. 136-I or any terms supplement.

The free float factors for each component stock used to calculate the Dow Jones EURO STOXX 50® Index, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review.

The Dow Jones EURO STOXX 50® Index is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings and bankruptcy) that affect the Dow Jones EURO STOXX 50® Index composition are immediately reviewed. Any changes are announced, implemented and effective in line with the type of corporate action and the magnitude of the effect.

Dow Jones EURO STOXX 50® Index Calculation

The Dow Jones EURO STOXX 50® Index is calculated with the "Laspeyres formula," which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the Dow Jones EURO STOXX 50® Index value can be expressed as follows:

$$\text{Index} = \frac{\text{free float market capitalization of the Dow Jones EURO STOXX 50}^®\text{ Index}}{\text{adjusted base date market capitalization of the Dow Jones EURO STOXX 50}^®\text{ Index}} \times 1{,}000$$

The "free float market capitalization of the Dow Jones EURO STOXX 50® Index" is equal to the sum of the products of the closing price, market capitalization and free float factor for each component stock as of the time the Dow Jones EURO STOXX 50® Index is being calculated.

The Dow Jones EURO STOXX 50® Index is also subject to a divisor, which is adjusted to maintain the continuity of Dow Jones EURO STOXX 50® Index values despite changes due to corporate actions. The following is a summary of the adjustments to any component stock made for corporate actions and the effect of such adjustment on the divisor, where shareholders of the component stock will receive "B" number of shares for every "A" share held (where applicable).

(1) *Split and reverse split:*	(2) *Rights offering:*
Adjusted price = closing price * A/B	Adjusted price = (closing price * A + subscription price * B) / (A + B)
New number of shares = old number of shares * B/A	New number of shares = old number of shares * (A + B) / A
Divisor: no change	Divisor: increases
(3) *Stock dividend:*	(4) *Stock dividend of another company:*
Adjusted price = closing price * A / (A + B)	Adjusted price = (closing price * A - price of other company * B) / A
New number of shares = old number of shares * (A + B) / A	Divisor: decreases
Divisor: no change	
(5) *Return of capital and share consideration:*	(6) *Repurchase shares / self tender:*
Adjusted price = (closing price - dividend announced by company * (1-withholding tax)) * A / B	Adjusted price = ((price before tender * old number of shares) - (tender price * number of tendered shares)) / (old number of shares - number of tendered shares)
New number of shares = old number of shares * B / A	New number of shares = old number of shares – number of tendered shares
Divisor: decreases	Divisor: decreases

(7) *Spin-off:*
Adjusted price = (closing price * A - price of spun-off shares *B) / A
Divisor: decreases

(8) *Combination stock distribution (dividend or split) and rights offering:*	
For this corporate action, the following additional assumptions apply: Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A share held. If A is not equal to one share, all the following "new number of shares" formulae need to be divided by A:	
- *If rights are applicable after stock distribution (one action applicable to other):*	- *If stock distribution is applicable after rights (one action applicable to other):*
Adjusted price =(closing price * A + subscription price * C * (1 + B / A)) / ((A + B) * (1 + C / A))	Adjusted price = (closing price * A + subscription price * C) / ((A + C) * (1 + B / A))
New number of shares = old number of shares * ((A + B) * (1 + C / A)) / A	New number of shares = old number of shares * ((A + C) * (1 + B / A))
Divisor: increases	Divisor: increases
- *Stock distribution and rights (neither action is applicable to the other):*	
Adjusted price = (closing price * A + subscription price * C) / (A + B + C)	
New number of shares = old number of shares * (A + B + C) / A	
Divisor: increases	

License Agreement with STOXX Limited

We have entered into an agreement with STOXX Limited providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the

Dow Jones EURO STOXX 50® Index, which is owned and published by STOXX Limited, in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by STOXX Limited (including its affiliates) (collectively referred to as "STOXX Limited"). STOXX Limited has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the notes. STOXX Limited makes no representation or warranty, express or implied to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the Dow Jones EURO STOXX 50® Index to track general stock market performance. STOXX Limited has no relationship to JPMorgan Chase & Co. other than the licensing of the Dow Jones EURO STOXX 50® Index and the related trademarks for use in connection with the notes, which index is determined, composed and calculated by STOXX Limited without regard to JPMorgan Chase & Co. or the notes. STOXX Limited has no obligation to take the needs of JPMorgan Chase & Co. or the owners of the notes into consideration in determining, composing or calculating the Dow Jones EURO STOXX 50® Index. STOXX Limited is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. STOXX Limited has no liability in connection with the administration, marketing or trading of the notes.

STOXX LIMITED DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES EURO STOXX 50® INDEX OR ANY DATA INCLUDED THEREIN AND STOXX LIMITED SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. STOXX LIMITED MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY JPMORGAN CHASE & CO., HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE USE OF THE DOW JONES EURO STOXX 50® INDEX OR ANY DATA INCLUDED THEREIN. STOXX LIMITED MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES EURO STOXX 50® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STOXX LIMITED HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THE LICENSING AGREEMENT BETWEEN JPMORGAN CHASE & CO. AND STOXX LIMITED IS SOLELY FOR THEIR BENEFIT AND NOT FOR THE BENEFIT OF THE OWNERS OF THE NOTES OR ANY THIRD PARTIES.

THE DOW JONES EURO STOXX 50® INDEX AND STOXX® ARE THE INTELLECTUAL PROPERTY (INCLUDING REGISTERED TRADEMARKS) OF STOXX LIMITED, ZURICH, SWITZERLAND AND/OR DOW JONES & COMPANY, INC., A DELAWARE CORPORATION, NEW YORK, USA (THE "LICENSORS"), AND HAVE BEEN LICENSED FOR CERTAIN PURPOSES BY JPMORGAN CHASE & CO. THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY THE LICENSORS, AND THE LICENSORS MAKE NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE NOTES.

Discontinuation of the Dow Jones EURO STOXX 50® Index; Alteration of Method of Calculation

If STOXX Limited discontinues publication of the Dow Jones EURO STOXX 50® Index and STOXX Limited or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Dow Jones EURO STOXX 50® Index (such index being referred to herein as a "EURO STOXX successor index"), then the Index closing level for the Dow Jones EURO STOXX 50® Index on any relevant Initial Averaging Date, if applicable, Basket Valuation Date or other relevant date on which the Index closing level for the Dow Jones EURO STOXX 50® Index is to be determined will be determined by reference to the level of such EURO STOXX successor index at the close of trading on the Relevant Exchange or market for the EURO STOXX successor index on such day and the Index Level, if applicable, at any time during a Monitoring Period or Monitoring Day, as applicable, will be determined by reference to the value of such EURO STOXX successor index as reported by Bloomberg at such time.

Upon any selection by the calculation agent of a EURO STOXX successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If STOXX Limited discontinues publication of the Dow Jones EURO STOXX 50® Index prior to, and such discontinuation is continuing on, an Initial Averaging Date, if applicable, Basket Valuation Date or other relevant date on which the Index closing level for the Dow Jones EURO STOXX 50® Index is to be determined, or at any time during a Monitoring Period or Monitoring Day, as applicable, and the calculation agent determines, in its sole discretion, that no EURO STOXX successor index is available at such time or the calculation agent has previously selected a EURO STOXX successor index and publication of such EURO STOXX successor index is discontinued prior to, and such discontinuation is continuing on, such Initial Averaging Date, Basket Valuation Date or other relevant date or at any time during a Monitoring Period or Monitoring Day, as applicable, then the calculation agent will determine the Index closing level for the Dow Jones EURO STOXX 50® Index for such date. If the relevant terms supplement provides for continuous monitoring, the notes will nonetheless thereafter be deemed to be subject to daily monitoring, and a Knock-Out Event will be deemed to have occurred if the Index closing level for the Dow Jones EURO STOXX 50® Index decreases below the Knock-Out Buffer Amount on any trading day during a Monitoring Period or Monitoring Day, as applicable. The Index closing level for the Dow Jones EURO STOXX 50® Index will be computed by the calculation agent in accordance with the formula for and method of calculating the Dow Jones EURO STOXX 50® Index or EURO STOXX successor index, as applicable, last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently composing the Dow Jones EURO STOXX 50® Index or EURO STOXX successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the Dow Jones EURO STOXX 50® Index may adversely affect the value of the notes.

If at any time the method of calculating the Dow Jones EURO STOXX 50® Index or a EURO STOXX successor index, or the level thereof, is changed in a material respect, or if the Dow Jones EURO STOXX 50® Index or a EURO STOXX successor index is in any other way modified so that the Dow Jones EURO STOXX 50® Index or such EURO STOXX successor index does not, in the opinion of the calculation agent, fairly represent the level of the Dow Jones EURO STOXX 50® Index or such EURO STOXX successor index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the Index closing level for the Dow Jones EURO STOXX 50® Index is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the Dow Jones EURO STOXX 50® Index or such EURO STOXX successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Index closing level for the Dow Jones EURO STOXX 50® Index with reference to the Dow Jones EURO STOXX 50® Index or such EURO STOXX successor index, as adjusted. Accordingly, if the method of calculating the Dow Jones EURO STOXX 50® Index or a EURO STOXX successor index is modified so that the level of the Dow Jones EURO STOXX 50® Index or such EURO STOXX successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the Dow Jones EURO STOXX 50® Index), then the calculation agent will adjust its calculation of the Dow Jones EURO STOXX 50® Index or such EURO STOXX successor index in order to arrive at a level of the Dow Jones EURO STOXX 50® Index or such EURO STOXX successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

THE iSHARES® MSCI EMERGING MARKETS INDEX FUND

We have derived all information contained in this product supplement regarding the iShares® MSCI Emerging Markets Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares®, Inc. ("iShares®"), Barclays Global Investors, N.A. ("BGI"), and Barclays Global Fund Advisors ("BGFA"). We make no representation or warranty as to the accuracy or completeness of such information. The iShares® MSCI Emerging Markets Index Fund is an investment portfolio maintained and managed by iShares®. BGFA is the investment adviser to the iShares® MSCI Emerging Markets Index Fund. The iShares® MSCI Emerging Markets Index Fund is an exchange traded fund ("ETF") that trades on the New York Stock Exchange (the "NYSE") under the ticker symbol "EEM."

iShares® is a registered investment company that consists of numerous separate investment portfolios, including the iShares® MSCI Emerging Markets Index Fund. Information provided to or filed with the SEC by iShares® pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares®, BGFA, the iShares® MSCI Emerging Markets Index Fund, please see the Prospectus, dated January 1, 2008 (as supplemented on January 16, 2008). In addition, information about iShares and the iShares® MSCI Emerging Markets Index Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement or any terms supplement.

Investment Objective and Strategy

The iShares® MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets, as measured by the MSCI Emerging Markets Index (the "MSCI Underlying Index"). The iShares® MSCI Emerging Markets Index Fund holds equity securities traded primarily in the global emerging markets. The MSCI Underlying Index was developed by MSCI Inc. ("MSCI") as an equity benchmark for international stock performance, and is designed to measure equity market performance in the global emerging markets.

As of March 31, 2008, the iShares® MSCI Emerging Markets Index Fund holdings by country consisted of the following 22 countries: Argentina, Brazil, Chile, China, Czech Republic, Egypt, Hong Kong, Hungary, India, Indonesia, Israel, Malaysia, Mexico, Peru, Philippines, Russia, South Africa, South Korea, Taiwan, Thailand, Turkey and the United States. In addition, as of such date, the iShares® MSCI Emerging Markets Index Fund's three largest holdings by country were China, Brazil and South Korea. As of March 31, 2008, its three largest equity securities were OAO Gazprom, Samsung Electronics Co., Ltd. and Taiwan Semiconductor Manuracturing Co., Ltd. and its three largest sectors were financials, energy and materials.

The iShares® MSCI Emerging Markets Index Fund uses a representative sampling strategy (as described below under "— Representative Sampling") to try to track the MSCI Underlying Index. In addition, in order to improve its portfolio liquidity and its ability to track the MSCI Underlying Index, iShares® MSCI Emerging Markets Index Fund may invest up to 10% of its assets in shares of other iShares® funds that seek to track the performance of equity securities of constituent countries of the MSCI Underlying Index. BGFA will not charge portfolio management fees on that portion of the iShares® MSCI Emerging Markets Index Fund's assets invested in shares of other iShares® funds.

Representative Sampling

The iShares® MSCI Emerging Markets Index Fund pursues a "representative sampling" strategy in attempting to track the performance of the MSCI Underlying Index, and generally does not hold all of the equity securities included in the MSCI Underlying Index. The iShares® MSCI Emerging Markets Index Fund invests in a representative sample of securities in the MSCI Underlying Index, which have a similar investment profile as the MSCI Underlying Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI Underlying Index.

Correlation

The MSCI Underlying Index is a theoretical financial calculation, while the iShares® MSCI Emerging Markets Index Fund is an actual investment portfolio. The performance of the iShares® MSCI Emerging Markets Index Fund and the MSCI Underlying Index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The iShares® MSCI Emerging Markets Index Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the MSCI Underlying Index.

Industry Concentration Policy

The iShares® MSCI Emerging Markets Index Fund will not concentrate its investments (*i.e.*, hold 25% or more of its total assets in the stocks of a particular industry or group of industries), except that, to the extent practicable, the iShares® MSCI Emerging Markets Index Fund will concentrate to approximately the same extent that the MSCI Underlying Index concentrates in the stocks of such particular industry or group of industries.

Holdings Information

As of March 31, 2008, 99.29% of the iShares® MSCI Emerging Markets Index Fund's holdings consisted of equity securities, 0.24% consisted of cash and 0.47% was in other assets, including dividends booked but not yet received. The following tables summarize the iShares® MSCI Emerging Markets Index Fund's top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of March 31, 2008

Company	Percentage of Total Holdings
OAO Gazprom	3.80%
Samsung Electronics Co., Ltd.	3.45%
Taiwan Semiconductor Manufacturing Co., Ltd.	2.63%
China Mobile, Ltd.	2.55%
Petroleo Brasileiro S.A.	2.41%
Chunghwa Telecom Co., Ltd.	2.38%
POSCO.	2.37%
Petroleo Brasileiro S.A.	2.24%
Compania Vale do Rio Doce (preferred class A shares)	2.02%
Compania Vale do Rio Doce	1.72%

Top holdings by sector as of March 31, 2008

Sector	Percentage of Total Holdings
Financials	18.29%
Energy	17.90%
Materials	16.09%
Information Technology	14.16%
Telecommunication Services	13.24%
Industrials	6.53%
Utilities	4.22%
Consumer Staples	3.39%
Consumer Discretionary	3.17%
Health Care	1.82%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy of the information above. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement or any terms supplement.

Historical Performance of the iShares® MSCI Emerging Markets Index Fund

We will provide historical price information with respect to the shares of the iShares® MSCI Emerging Markets Index Fund in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by BGI. BGI makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The MSCI Emerging Markets Index

We have derived all information contained in this product supplement regarding the MSCI Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. The MSCI Underlying Index is a stock index calculated, published and disseminated daily by MSCI, a majority-owned subsidiary of Morgan Stanley, through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited. Neither MSCI nor Morgan Stanley has any obligation to continue to calculate and publish, and may discontinue calculation and publication of the MSCI Underlying Index.

The MSCI Underlying Index was developed by MSCI as an equity benchmark for international stock performance, and is designed to measure equity market performance in the global emerging markets.

MSCI recently announced changes to the methodology used to calculate its MSCI Standard Indices, including the MSCI Underlying Index. The current MSCI Standard Indices are transitioning to the new Global Investable Market Indices methodology. During the transition period, MSCI will publish the MSCI Provisional Standard Indices to assist investors in understanding the changes that would occur if the Global Investable Market Indices methodology were immediately implemented in the current MSCI Standard Indices. The first phase of the transition of the MSCI Standard Indices was completed on November 30, 2007. Currently, half of the differences between the Provisional Standard and Standard Indices have been implemented. All companies in the Provisional Standard Index not in the Standard Index were added to the Standard Index at half of their free float-adjusted market capitalization, and companies previously in the Standard Index and not in the Provisional Standard had half of their free float-adjusted market capitalization removed. For additional information regarding the transition process, please see the "Supplemental Information — Transition of the MSCI Indices to a New Index Methodology" below.

Index Calculation

The performance of the MSCI Underlying Index is a free float-adjusted average of the U.S. dollar values of all of the equity securities (the "component securities") constituting the MSCI indices for the selected countries (the "component country indices"). The MSCI Underlying Index has a base date of December 31, 1987. As of December 31, 2007, the MSCI Underlying Index consisted of the following 25 component country indices: Argentina, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Jordan, Korea, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey. Each of the component country indices is a sampling of equity securities across industry groups in such country's equity markets.

Prices used to calculate the component securities are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange in each market. The MSCI Underlying Index is rebalanced quarterly, calculated in U.S. dollars on a real time basis, and disseminated every 60 seconds during market trading hours. It is also calculated on an end of day basis.

License Agreement with MSCI

We have entered into an agreement with MSCI providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the MSCI Emerging Markets Index, which is owned and published by MSCI, in connection with certain securities, including the notes.

THIS FINANCIAL PRODUCT IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. ("MSCI"), ANY AFFILIATE OF MSCI OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX. THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY JPMORGAN CHASE & CO. (THE "LICENSEE"). NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THIS FINANCIAL PRODUCT OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN FINANCIAL SECURITIES GENERALLY OR IN THIS FINANCIAL PRODUCT PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS FINANCIAL PRODUCT OR THE ISSUER OR OWNER OF THIS FINANCIAL PRODUCT. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUERS OR OWNERS OF THIS FINANCIAL PRODUCT INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NEITHER MSCI, ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THIS FINANCIAL PRODUCT TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH THIS FINANCIAL PRODUCT IS REDEEMABLE FOR CASH. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION OR LIABILITY TO THE OWNERS OF THIS FINANCIAL PRODUCT IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS FINANCIAL PRODUCT.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS OR COUNTERPARTIES, ISSUERS OF THE FINANCIAL SECURITIES, OWNERS OF THE FINANCIAL SECURITIES, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or holder of this security, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

Discontinuation of the Basket Fund; Alternate Calculation of Price and Closing Price

If the Basket Fund (or a successor basket fund (as defined herein)) is de-listed from the Relevant Exchange, liquidated or otherwise terminated, the calculation agent will substitute an exchange-traded fund that the calculation agent determines, in its sole discretion, is comparable to the discontinued Basket Fund (or such successor basket fund) (such successor basket fund being referred to herein as a "successor basket fund"). The price or closing price, as applicable, for such successor basket fund will be determined in accordance with the procedures for determining price and closing price described under "Description of Notes — Payment at Maturity" as if such successor basket fund were the Basket Fund. If the Basket Fund (or a successor basket fund) is de-listed, liquidated or otherwise terminated and the calculation agent determines that no successor basket fund is available, then, for each trading day on which the calculation agent determines that the Basket Fund is unavailable and that no successor basket fund is available, the calculation agent will, in its sole discretion, calculate the appropriate price or closing price, as applicable, of the shares of the Basket Fund by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Basket Fund. If a successor basket fund is selected or the calculation agent calculates a price or closing price, as applicable, by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Basket Fund, that successor basket fund or price or closing price, as applicable, will be substituted for the Basket Fund (or such successor basket fund) for all purposes of the notes.

Upon the selection by the calculation agent of a successor basket fund, the calculation agent will adjust the Initial Share Price (the "Successor Initial Share Price") such that the Successor Initial Share Price reflects the performance of the Basket Fund from and including the pricing date to the date on which such selection occurs. In addition, for the avoidance of doubt, if a Knock-Out Event has occurred with respect to the Basket Fund, and subsequently, the calculation agent selects a successor basket fund, such selection and replacement will not negate the effect the prior occurrence of a Knock-Out Event.

Upon any selection by the calculation agent of a successor basket fund, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If at any time:

- the Underlying Index (or the underlying index related to a successor basket fund) is changed in a material respect, or

- the Basket Fund (or a successor basket fund) in any other way is modified so that it does not, in the opinion of the calculation agent, fairly represent the price of the shares of the Basket Fund (or such successor basket fund) had those changes or modifications not been made,

then from and after that time the calculation agent will, at the close of business in New York City on each date on which the price or closing price, as applicable, of the Basket Fund is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a price or closing price, as applicable, of an exchange traded fund comparable to the Basket Fund (or such successor basket fund) as if those changes or modifications had not been made, and calculate the price or closing price with reference to the Basket Fund (or such successor basket fund), as adjusted. The calculation agent also may determine that no adjustment is required by the modification of the method of calculation.

The calculation agent will be solely responsible for the method of calculating the price or closing price, as applicable, of the shares of the Basket Fund (or any successor basket fund) and of any related determinations and calculations, and its determinations and calculations with respect thereto will be conclusive in the absence of manifest error.

The calculation agent will provide information as to the method of calculating the price or closing price, as applicable, of the shares of the Basket Fund (or the successor basket fund) upon written request by any investor in the notes.

The price or closing price, as applicable, of the Basket Fund (or a successor basket fund) calculated in accordance with this section for any trading day or for any time on any trading day will be the price or closing price, as applicable, of the Basket Fund (or a successor basket fund) for such trading day or such time on such trading day for all purposes of the notes.

SUPPLEMENTAL INFORMATION —
TRANSITION OF THE MSCI INDICES TO A NEW INDEX METHODOLOGY

The information contained in this section will supplement the information contained in the "The iShares® MSCI Emerging Markets Index Fund — The MSCI Emerging Markets Index," above. We have derived all information regarding the MSCI Emerging Markets Index (the "MSCI Index") contained in this section of product supplement from the MSCI Global Investable Market Indices Methodology published by MSCI and other publicly available information. We make no representation or warranty as to the accuracy or completeness of such information. Additional information concerning the transition of the MSCI Index may be obtained at the MSCI website (www.mscibarra.com). Information contained in the MSCI website is not incorporated by reference in, and should not be considered part of, this product supplement or any relevant terms supplement.

Transition

MSCI recently announced changes to the methodology used to calculate its MSCI Standard Indices, including the MSCI Index. The current MSCI Standard and MSCI Small Cap Indices, along with the other MSCI equity indices based on them, are transitioning to the Global Investable Market Indices methodology described below. During the transition period, MSCI will publish the MSCI Provisional Standard and Provisional Small Cap Indices to assist investors in understanding the changes that would occur if the Global Investable Market Indices methodology were immediately implemented in the current MSCI Standard and Small Cap Indices. The first phase of the transition of the MSCI Standard Indices, which include the MSCI Index, was completed on November 30, 2007. Currently, half of the differences between the Provisional Standard Indices or the Provisional Small Cap Indices, as applicable, and the Standard Indices or Small Cap Indices, as applicable, have been implemented. All companies in a Provisional Standard Index or Provisional Small Cap Index, as applicable, not in the corresponding Standard Index or Small Cap Index were added to the Standard Index or Small Cap Index, as applicable, at half of their free float-adjusted market capitalization, and companies previously in the Standard Index or Small Cap Index, as applicable, and not in the corresponding Provisional Standard Index or Provisional Small Cap Index, as applicable, had half of their free float-adjusted market capitalization removed.

The second phase of the transition of the MSCI Standard and the MSCI Small Cap Indices to the MSCI Global Investable Market Indices methodology will take place on May 30, 2008 (the first phase having been completed on November 30, 2007). The final additions and deletions of constituents for the second phase will be announced at least four weeks in advance of their implementation in the Standard and Small Cap Indices. All indices derived from the MSCI Standard Indices will follow the two−phase transition, except for the MSCI Euro and Pan Euro Indices which were transitioned in one phase on November 30, 2007. The transition will be synchronized for all markets and composites.

At the end of the transition period (May 30, 2008), the current MSCI Standard Indices will be composed of the MSCI Large Cap and Mid Cap Indices. The current MSCI Small Cap Index will transition to the MSCI Small Cap Index resulting from the new methodology. Together, the relevant MSCI Large Cap, Mid Cap and Small Cap Indices will make up the MSCI Investable Market Index for each country, composite, sector and style index that MSCI offers.

Constructing the MSCI Global Investable Market Indices

MSCI undertakes an index construction process, which involves: (i) defining the Equity Universe; (ii) determining the Market Investable Equity Universe for each market; (iii) determining market capitalization size segments for each market; (iv) applying Index Continuity Rules for the MSCI Standard Index; (v) creating style segments within each size segment within each market; and (vi) classifying securities under the Global Industry Classification Standard (the "GICS").

Defining the Equity Universe

(i) Identifying Eligible Equity Securities: The Equity Universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as either Developed Markets ("DM") or Emerging Markets ("EM"). All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, ETFs, equity derivatives, limited partnerships, and most investment trusts, are eligible for inclusion in the Equity Universe. Real Estate Investment Trusts ("REITs") in some countries and certain income trusts in Canada are also eligible for inclusion.

(ii) Country Classification of Eligible Securities: Each company and its securities (i.e., share classes) are classified in one and only one country, which allows for a distinctive sorting of each company by its respective country.

Determining the Market Investable Equity Universes

A Market Investable Equity Universe for a market is derived by applying investability screens to individual companies and securities in the Equity Universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the Global Investable Market Indices methodology.

The investability screens used to determine the Investable Equity Universe in each market are as follows:

(i)   Equity Universe Minimum Size Requirement: This investability screen is applied at the company level. In order to be included in a Market Investable Equity Universe, a company must have the required minimum full market capitalization.

(ii)   Equity Universe Minimum Float−Adjusted Market Capitalization Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have a free float−adjusted market capitalization equal to or higher than 50% of the Equity Universe Minimum Size Requirement.

(iii) DM and EM Minimum Liquidity Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have adequate liquidity. The Annualized Traded Value Ratio ("ATVR"), a measure that offers the advantage of screening out extreme daily trading volumes and taking into account the free float−adjusted market capitalization size of securities, is used to measure liquidity. In the calculation of the ATVR, the trading volumes in depository receipts associated with that security, such as ADRs or GDRs, are also considered. A minimum liquidity level of 20% ATVR is required for inclusion of a security in a Market Investable Equity Universe of a Developed Market, and a minimum liquidity level of 15% ATVR is required for inclusion of a security in a Market Investable Equity Universe of an Emerging Market.

(iv)   Global Minimum Foreign Inclusion Factor Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security's Foreign Inclusion Factor ("FIF") must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a Market Investable Equity Universe.

(v)   Minimum Length of Trading Requirement: This investability screen is applied at the individual security level. For an initial public offering ("IPO") to be eligible for inclusion in a Market Investable Equity Universe, the new issue must have started trading at least four months before the implementation of the initial construction of the index or at least three months before the implementation of a Semi−Annual Index Review. This requirement is applicable to small new issues in all markets. Large IPOs are not subject to the Minimum Length of Trading Requirement and may be included in a Market Investable Equity Universe and the Standard Index outside of a Quarterly or Semi−Annual Index Review.

Defining Market Capitalization Size Segments for Each Market

Once a Market Investable Equity Universe is defined, it is segmented into the following size−based indices:

- Investable Market Index (Large + Mid + Small)

- Standard Index (Large + Mid)

- Large Cap Index

- Mid Cap Index

- Small Cap Index

Creating the Size Segment Indices in each market involves the following steps: (i) defining the Market Coverage Target Range for each size segment; (ii) determining the Global Minimum Size Range for each size segment; (iii) determining the Market Size−Segment Cutoffs and associated Segment Number of Companies; (iv) assigning companies to the size segments; and (v) applying final size−segment investability requirements.

Index Continuity Rules for the Standard Indices

In order to achieve index continuity, as well as provide some basic level of diversification within a market index, notwithstanding the effect of other index construction rules, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index.

If after the application of the index construction methodology, a Standard Index contains fewer than five securities in a Developed Market or three securities in an Emerging Market, then the largest securities by free float-adjusted market capitalization are added to the Standard Index in order to reach five constituents in that Developed Market or three in that Emerging Market. At subsequent Index Reviews, if the free float-adjusted market capitalization of a non-index constituent is at least 1.50 times the free float-adjusted market capitalization of the smallest existing constituent after rebalancing, the larger free float-adjusted market capitalization security replaces the smaller one.

Creating Style Indices within Each Size Segment

All securities in the investable equity universe are classified into Value or Growth segments using the MSCI Global Value and Growth methodology.

Classifying Securities under the Global Industry Classification Standard

All securities in the Global Investable Equity Universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed, in conjunction with Standard & Poor's, the Global Industry Classification Standard. Under the GICS, each company is assigned uniquely to one sub−industry according to its principal business activity. Therefore, a company can belong to only one industry grouping at each of the four levels of the GICS.

Index Maintenance

The MSCI Global Investable Market Indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, and index stability and low index turnover.

In particular, index maintenance involves:

(i) Semi−Annual Index Reviews ("SAIRs") in May and November of the Size Segment and Global Value and Growth Indices which include:

- Updating the indices on the basis of a fully refreshed Equity Universe.

- Taking buffer rules into consideration for migration of securities across size and style segments.

- Updating FIFs and Number of Shares ("NOS").

The objective of the SAIRs is to systematically reassess the various dimensions of the Equity Universe for all markets on a fixed semi-annual timetable. A SAIR involves a comprehensive review of the Size Segment and Global Value and Growth Indices.

(ii) Quarterly Index Reviews ("QIRs") in February and August of the Size Segment Indices aimed at:
- Including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index.

- Allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR.

- Reflecting the impact of significant market events on FIFs and updating NOS.

QIRs are designed to ensure that the indices continue to be an accurate reflection of the evolving equity marketplace. This is achieved by a timely reflection of significant market driven changes that were not captured in the index at the time of their actual occurrence but are significant enough to be reflected before the next SAIR. QIRs may result in additions or deletions due to migration to another Size Segment Index, and changes in FIFs and in NOS. Only additions of significant new investable companies are considered, and only for the Standard Index. The buffer zones used to manage the migration of companies from one segment to another are wider than those used in the SAIR. The style classification is reviewed only for companies that are reassigned to a different size segment.

(iii) Ongoing event−related changes. Ongoing event-related changes to the indices are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes generally are reflected in the indices at the time of the event. Significantly large IPOs are included in the indices after the close of the company's tenth day of trading.

Announcement Policy

The results of the SAIRs are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of May and November.

The results of the QIRs are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of February and August.

All changes resulting from corporate events are announced prior to their implementation.

The changes are typically announced at least ten business days prior to the changes becoming effective in the indices as an "expected" announcement, or as an "undetermined" announcement, when the effective dates are not known yet or when aspects of the event are uncertain. MSCI sends "confirmed" announcements at least two business days prior to events becoming effective in the indices, provided that all necessary public information concerning the event is available. The full list of all new and pending changes is delivered to clients on a daily basis, at 5:30 p.m., US Eastern Time.

In exceptional cases, events are announced during market hours for same or next day implementation. Announcements made by MSCI during market hours are usually linked to late company disclosure of corporate events or unexpected changes to previously announced corporate events.

In the case of secondary offerings representing more than 5% of a security's number of shares for existing constituents, these changes will be announced prior to the end of the subscription period when possible and a subsequent announcement confirming the details of the event (including the date of implementation) will be made as soon as the results are available.

Both primary equity offerings and secondary offerings for U.S. securities, representing at least 5% of the security's number of shares, will be confirmed through an announcement during market hours for next day or shortly after implementation, as the completion of the events cannot be confirmed prior to the notification of the pricing.

Early deletions of constituents due to bankruptcy or other significant cases are announced as soon as practicable prior to their implementation.

GENERAL TERMS OF NOTES

Calculation Agent

J.P. Morgan Securities Inc. will act as the calculation agent. The calculation agent will determine, among other things, the Starting Basket Level (or Strike Level, if applicable), the Restriking Level, the Ending Basket Level, the Basket Return, the Excess Basket Return, the Index starting level or Initial Share Price for each Basket Component, the Index closing level or Final Share Price of each Basket Component on each Initial Averaging Date, if applicable, the Basket Closing Level on any Basket Valuation Date, including the S&P 500 Return, the S&P 500 Closing Level, the Nikkei Return, the Nikkei Closing Level, the EURO STOXX Return, the EURO STOXX Closing Level, the MSCI Emerging Markets Return and the MSCI Emerging Markets Final Share Price, the Index Level, Share Price, Final Share Price or the Index closing level of any Basket Component during a Monitoring Period or Monitoring Day, as applicable, for purposes of determining whether a Knock-Out Event has occurred, the amount of interest, if any, payable with respect to each Interest Period and the payment at maturity, if any, on the notes. In addition, the calculation agent will determine whether there has been a market disruption event or a discontinuation of any Basket Index, whether there has been a material change in the method of calculating any of the Basket Components and whether a day is an Interest Payment Date. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity on or prior to 11:00 a.m., New York City time, on the business day preceding the maturity date.

All calculations with respect to the Starting Basket Level (or Strike Level, if applicable), the Ending Basket Level, the Basket Return, the Excess Basket Return, the Basket Closing Level (including the S&P 500 Closing Level, the S&P 500 Return, the Nikkei Closing Level, the Nikkei Return, the EURO STOXX Closing Level, the EURO STOXX Closing Level, the MSCI Emerging Markets Return and the MSCI Emerging Markets Final Share Price) or any Index Level, Share Price, Final Share Price or Index closing level will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, .876545 would be rounded to .87655); all dollar amounts related to determination of the payment per $1,000 principal amount note at maturity, if any, or on any Interest Payment Date, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

The Basket Indices

Certain events may prevent the calculation agent from calculating the Index closing level of a Basket Index on any Initial Averaging Date, if applicable, the Basket Closing Level on any Basket Valuation Date, and consequently, the Basket Return and the Excess Basket Return, or the Index Level of any Basket Index at any time during a Monitoring Period or Monitoring Day, as applicable, or the Index closing level of any Basket Index on any trading day during a Monitoring Period or on any Monitoring Day, as applicable, for purposes of determining whether a Knock-Out Event has occurred, or calculating the amount, if any, that we will pay to you at maturity. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to these events individually as a "market disruption event."

With respect to each Basket Index and any relevant successor index, a "market disruption event," unless otherwise specified in the relevant terms supplement, means:

- a suspension, absence or material limitation of trading of equity securities then constituting 20% or more of the level of such Basket Index (or the relevant successor index) on the Relevant Exchanges (as defined below) for such securities for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such Relevant Exchange; or
- a breakdown or failure in the price and trade reporting systems of any Relevant Exchange as a result of which the reported trading prices for equity securities then constituting 20% or more of the level of such Basket Index (or the relevant successor index) during the one hour preceding the close of the principal trading session on such Relevant Exchange are materially inaccurate; or
- a suspension, absence or material limitation of trading on the primary exchange or market for trading in futures or options contracts related to such Basket Index (or the relevant successor index) for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such exchange or market; or
- a decision to permanently discontinue trading in the relevant futures or options contracts;

in each case as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

For the purpose of determining whether a market disruption event with respect to a Basket Index (or the relevant successor index) exists at any time, if trading in a security included in such Basket Index (or the relevant successor index) is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of such Basket Index (or the successor index) shall be based on a comparison of:

- the portion of the level of such Basket Index (or the relevant successor index) attributable to that security relative to
- the overall level of such Basket Index (or the relevant successor index),

in each case immediately before that suspension or limitation.

For purposes of determining whether a market disruption event with respect to a Basket Index (or the relevant successor index) has occurred, unless otherwise specified in the relevant terms supplement:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the Relevant Exchange, or the primary exchange or market for trading in futures or options contracts related to such Basket Index (or the relevant successor index);
- limitations pursuant to the rules of any Relevant Exchange similar to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;
- a suspension of trading in futures or options contracts on such Basket Index (or the relevant successor index) by the primary securities exchange or market trading in such contracts by reason of
  - a price change exceeding limits set by such exchange or market,
  - an imbalance of orders relating to such contracts, or
  - a disparity in bid and ask quotes relating to such contracts

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to such Basket Index (or the relevant successor index); and

- a "suspension, absence or material limitation of trading" on any Relevant Exchange or on the primary exchange or market on which futures or options contracts related to such Basket

Index (or the relevant successor index) are traded will not include any time when such exchange or market is itself closed for trading under ordinary circumstances.

"Relevant Exchange" means, with respect to each Basket Index or any relevant successor index, the primary organized exchange or market of trading for any security (or any combination thereof) then included in such Basket Index or such successor index, as applicable.

The Basket Fund

With respect to the Basket Fund (or any successor basket fund or other security for which a closing price must be determined), a "market disruption event," unless otherwise specified in the relevant terms supplement, means:

(1)(A) the occurrence or existence of a suspension, absence or material limitation of trading of the shares of the Basket Fund (or such successor basket fund or such other security) on the Relevant Exchange for such shares (or such successor basket fund or such other security) for more than two hours of trading during, or during the one-half hour period preceding the close of, the principal trading session on such Relevant Exchange;

(B) a breakdown or failure in the price and trade reporting systems of the Relevant Exchange for the shares of the Basket Fund (or such successor basket fund or such other security) as a result of which the reported trading prices for such shares (or such successor basket fund or such other security) during the last one-half hour preceding the close of the principal trading session on such Relevant Exchange are materially inaccurate; or

(C) the occurrence or existence of a suspension, absence or material limitation of trading on the primary exchange or market for trading in futures or options contracts related to the shares of the Basket Fund (or such successor basket fund or such other security), if available, during the one-half hour period preceding the close of the principal trading session in the applicable exchange or market,

in each case, as determined by the calculation agent in its sole discretion; or

(2) the occurrence or existence of a suspension, absence or material limitation of trading of equity securities then constituting 20% or more of the level of the Underlying Index (or the underlying index related to the successor basket fund) on the Relevant Exchanges for such securities for more than two hours of trading during, or during the one-half hour period preceding the close of, the principal trading session on such Relevant Exchange, in each case as determined by the calculation agent in its sole discretion; or

(3) the occurrence or existence of a suspension, absence or material limitation of trading on any major U.S. securities market for trading in futures or options contracts related to the Underlying Index (or the underlying index related to the successor basket fund) or shares of the Basket Fund (or such successor basket fund or such other security) for more than two hours of trading during, or during the one-half hour period preceding the close of, the principal trading session on such market, in each case as determined by the calculation agent in its sole discretion; and

in each case, a determination by the calculation agent in its sole discretion that any event described in clauses (1), (2) and (3) materially interfered with our ability or the ability of any of our affiliates to unwind or adjust all or a material portion of the hedge position with respect to the notes.

For the purpose of determining whether a market disruption event exists with respect to the Basket Fund (or the successor basket fund), if trading in a security included in the Underlying Index (or the underlying index related to the successor basket fund) is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the Underlying Index (or the underlying index related to the successor basket fund) shall be based on a comparison of (x) the portion of the level of the Underlying Index (or the underlying index related to the successor basket fund) attributable to that security relative to (y) the overall level of the Underlying Index (or the underlying index related to the successor basket fund), in each case immediately before that suspension or limitation.

For the purpose of determining whether a market disruption event with respect to the Basket Fund (or the successor basket fund) has occurred, unless otherwise specified in the relevant terms supplement:

(1) a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the Relevant Exchange or the primary market for trading in futures or options contracts relating to the Basket Fund (or such successor index or such other security) market;

(2) a decision to permanently discontinue trading in the relevant futures or options contract or exchange traded fund will not constitute a market disruption event;

(3) limitations pursuant to the rules of any Relevant Exchange similar to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by any other self−regulatory organization or any government agency of scope similar to NYSE Rule 80B as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

(4) a suspension of trading in futures or options contracts on the Underlying Index or shares of the Basket Fund (or such successor basket fund or such other security) by the primary securities market trading in such contracts by reason of (a) a price change exceeding limits set by such securities exchange or market, (b) an imbalance of orders relating to such contracts or (c) a disparity in bid and ask quotes relating to such contracts, will constitute a suspension, absence or material limitation of trading in futures or options contracts related to the Underlying Index (or the underlying index related to the successor basket fund) or the shares of the Basket Fund (or such successor basket fund or such other security); and

(5) a suspension, absence or material limitation of trading on any Relevant Exchange or on the primary market on which futures or options contracts related to the Underlying Index (or the underlying index related to the successor basket fund) or the shares of the Basket Fund (or such successor basket fund or such other security) are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

"Relevant Exchange" means, with respect to the Basket Fund or any successor basket fund, the primary exchange or market for trading for the shares of the Basket Fund (or any successor basket fund) or, with respect to any security then included in the Underlying Index (or any underlying index related to the successor basket fund), the primary exchange or market for trading for such security.

Anti-Dilution Adjustments

The Share Adjustment Factor is subject to adjustment at any time by the calculation agent as a result of and in accordance with the anti-dilution adjustments described in this section.

No adjustments to the Share Adjustment Factor will be required unless the Share Adjustment Factor adjustment would require a change of at least 0.1% in the Share Adjustment Factor then in effect. The Share Adjustment Factor resulting from any of the adjustments specified in this section will be rounded to the nearest one ten-thousandth with five one hundred-thousandths being rounded upward. The calculation agent will not be required to make any adjustments to the Share Adjustment Factor after the close of business on the business day immediately preceding the maturity date but may, in its sole discretion, make such adjustments on such business day.

No adjustments to the Share Adjustment Factor will be required other than those specified below. The required adjustments specified in this section do not cover all events that could affect the closing price of one share of the Basket Fund on any trading day during the term of the notes.

We will, within ten business days following the occurrence of an event that requires an adjustment to the Share Adjustment Factor, or if we are not aware of this occurrence, as soon as practicable after becoming so aware, provide notice to the calculation agent, which will provide written notice to the trustee, which will provide notice to the holders of the notes of the occurrence of this event and, if applicable, a statement in reasonable detail setting forth the adjusted Share Adjustment Factor.

With respect to the Basket Fund (or the successor basket fund), anti-dilution adjustments will be calculated as follows:

Share Splits and Reverse Share Splits

If the shares of the Basket Fund (or the successor basket fund) are subject to a share split or reverse share split, then once such split has become effective, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor will equal the product of:

- the prior Share Adjustment Factor, and

- the number of shares that a holder of one share of the Basket Fund (or the successor basket fund) before the effective date of the share split or reverse share split would have owned or been entitled to receive immediately following the applicable effective date.

Share Dividends or Distributions

If the Basket Fund (or the successor basket fund) is subject to a (i) share dividend, *i.e.*, an issuance of additional shares of the Basket Fund (or the successor basket fund) that is given ratably to all or substantially all holders of shares of the Basket Fund (or the successor basket fund) or (ii) distribution of shares of the Basket Fund as a result of the triggering of any provision of the corporate charter of the Basket Fund (or the successor basket fund), then, once the dividend or distribution has become effective and the shares of the Basket Fund (or the successor basket fund) are trading ex-dividend, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor shall equal the prior Share Adjustment Factor plus the product of:

- the prior Share Adjustment Factor, and

- the number of additional shares issued in the share dividend or distribution with respect to one share of the Basket Fund (or the successor basket fund).

Non-Cash Distributions

If the Basket Fund (or the successor basket fund) distributes shares of capital stock, evidences of indebtedness or other assets or property of the Basket Fund (or the successor basket fund) to all or substantially all holders of shares of the Basket Fund (or the successor basket fund) (other than (i) share dividends or distributions referred to under "—Share Dividends or Distributions" above and (ii) cash dividends referred under "—Cash Dividends or Distributions" below), then, once the distribution has become effective and the shares of the Basket Fund (or the successor basket fund) are trading ex-dividend, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor will equal the product of:

- the prior Share Adjustment Factor, and

- a fraction, the numerator of which is the Current Market Price of one share of the Basket Fund (or the successor basket fund) and the denominator of which is the amount by which such Current Market Price exceeds the Fair Market Value of such distribution.

The "Current Market Price" of the Basket Fund (or the successor basket fund) means the closing price of one share of the Basket Fund (or the successor basket fund) on the trading day immediately preceding the ex-dividend date of the dividend or distribution requiring an adjustment to the Share Adjustment Factor.

The "ex-dividend date," with respect to a dividend or other distribution, means the first trading day on which transactions in the shares of the Basket Fund (or the successor basket fund) trade on the Relevant Exchange without the right to receive that dividend or distribution.

The "Fair Market Value" of any such distribution means the value of such distribution on the trading day immediately preceding the ex-dividend date for such distribution, as determined by the calculation agent. If such distribution consists of property traded on the ex-dividend date on a U.S. national securities exchange, the Fair Market Value will equal the closing price of such distributed property on such ex-dividend date.

Cash Dividends or Distributions

If the Basket Fund (or the successor basket fund) pays dividends or makes other distributions consisting exclusively of cash to all or substantially all holders of shares of the Basket Fund (or the successor basket fund) during any dividend period during the term of the notes, in an aggregate amount that, together with other such cash dividends or distributions made previously during such dividend period with respect to which an adjustment to the Share Adjustment Factor has not previously been made under this "—Cash Dividends or Distributions" section, exceeds the Dividend Threshold, then, once the dividend or distribution has become effective and the shares of the Basket Fund (or the successor basket fund) are trading ex-dividend, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor will equal the product of:

- the prior Share Adjustment Factor, and

- a fraction, the numerator of which is the Current Market Price of one share of the Basket Fund (or the successor basket fund) and the denominator of which is the amount by which such Current Market Price exceeds the aggregate amount in cash per share of the Basket Fund (or the successor basket fund) distributes in such cash dividend or distribution together with any cash dividends or distributions made previously during such dividend period with respect to which an adjustment to the Share Adjustment Factor has not previously been made under this "—Cash Dividends or Distributions" section to holders of shares of the Basket Fund (or the successor basket fund) in excess of the Dividend Threshold.

For the avoidance of doubt, the Share Adjustment Factor may be adjusted more than once in any particular dividend period because of cash dividends or distributions that exceed the Dividend Threshold. If the Share Adjustment Factor has been previously adjusted in a particular dividend period because of cash dividends or distributions that exceed the Dividend Threshold, subsequent adjustments will be made if the Basket Fund (or the successor basket fund) pays cash dividends or makes other distributions during such dividend period in an aggregate amount that, together with other such cash dividends or distributions since the last adjustment to the Share Adjustment Factor (because of cash dividends or distributions that exceed the Dividend Threshold) exceeds the Dividend Threshold. Such subsequent adjustments to the Share Adjustment Factor will only take into account the cash dividends or distributions during such dividend period made since the last adjustment to the Share Adjustment Factor because of cash dividends or distributions that exceed the Dividend Threshold.

The "Dividend Threshold" is equal to the sum of (x) the immediately preceding cash dividend(s) or other cash distribution(s) paid in the preceding dividend period, if any, per share of the Basket Fund (or the successor basket fund) plus (y) 10% of the closing price of one share of the Basket Fund (or the successor basket fund) on the trading day immediately preceding the ex-dividend date, unless otherwise specified in the relevant terms supplement.

The "dividend period" means any period during the term of the notes for which dividends are paid on a regular and consistent basis to shareholders of the Basket Fund.

The calculation agent will be solely responsible for the determination and calculation of any adjustments to the Share Adjustment Factor and of any related determinations and calculations, and its determinations and calculations with respect thereto will be conclusive in the absence of manifest error.

The calculation agent will provide information as to any adjustments to the Share Adjustment Factor upon written request by any investor in the notes.

Events of Default

Under the heading "Description of Debt Securities — Events of Default, Waiver, Debt Securities in Foreign Currencies" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Payment upon an Event of Default

Unless otherwise specified in the relevant terms supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per $1,000 principal amount note upon any acceleration of the notes shall be determined by the calculation agent and shall be an amount in cash equal to the amount payable at maturity per $1,000 principal amount note as described under the caption "Description of Notes — Payment at Maturity," calculated as if the date of acceleration were the final Basket Valuation Date and the final Ending Monitoring Date or Monitoring Day, as applicable. If the notes have more than one Basket Valuation Date, then for each Basket Valuation Date scheduled to occur after the date of acceleration, the trading days immediately preceding the date of acceleration (in such number equal to the number of Basket Valuation Dates in excess of one) shall be the corresponding Basket Valuation Dates, unless otherwise specified in the relevant terms supplement. Upon any acceleration of the notes, if a Knock-Out Event has not occurred previously, any interest will be calculated on the basis of 360-day year of twelve 30-day months and the actual number of days elapsed from and including the previous Interest Payment Date for which interest was paid, treating the date of acceleration as the final Ending Monitoring Date or final Monitoring Day, as applicable.

If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture; Waiver of Compliance" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the notes, unless otherwise specified in the relevant terms supplement.

Listing

The notes will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Forms of Notes" and "The Depositary."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the principal corporate trust office of The Bank of New York in The City of New York.

The Bank of New York or one of its affiliates will act as registrar and transfer agent for the notes. The Bank of New York will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of The Bank of New York, but upon payment (with the giving of such indemnity as The Bank of New York may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the certain U.S. federal income tax consequences of the purchase, ownership and disposition of the notes. This summary applies to you only if you are an initial holder of the notes purchasing the notes at the issue price for cash and if you will hold them as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

This summary does not address all aspects of U.S. federal income and estate taxation of the notes that may be relevant to you in light of your particular circumstances, nor does it address all of your tax consequences if you are a holder of notes who is subject to special treatment under the U.S. federal income tax laws, such as:

- one of certain financial institutions;
- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;
- a dealer in securities or foreign currencies;
- a "regulated investment company" as defined in Code Section 851;
- a "real estate investment trust" as defined in Code Section 856;
- a person holding the notes as part of a hedging transaction, straddle, conversion transaction or integrated transaction, or entering into a "constructive sale" with respect to the notes;
- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
- a trader in securities or foreign currencies who elects to apply a mark-to-market method of tax accounting; or
- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This summary is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this product supplement, changes to any of which, subsequent to the date of this product supplement, may affect the tax consequences described herein. **You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative characterizations and treatments of the notes), as well as any tax consequences arising under the laws of any state, local or foreign jurisdictions.**

Tax Treatment of the Notes

The tax consequences of an investment in the notes are unclear. There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the Internal Revenue Service ("IRS") regarding the notes.

We intend to seek an opinion from Sidley Austin LLP, our special tax counsel, which will be based upon the terms of the notes at the time of the relevant offering and certain factual representations to be received from us, regarding the treatment of the notes as "open transactions" for U.S. federal income tax purposes. Whether Sidley Austin LLP expresses an opinion regarding the characterization of the notes will be indicated in the relevant terms supplement. Irrespective of any opinion received from Sidley Austin LLP, we and you will agree to treat the notes for U.S. federal income tax purposes as "open transactions" and not as debt instruments. While other characterizations of the notes could be asserted by the IRS, as discussed below, the following discussion assumes that the notes are treated for U.S. federal income tax purposes as "open transactions" with respect to the Basket Components and not as debt instruments, unless otherwise indicated.

We will not attempt to ascertain whether any of the issuers of the component stocks of the Basket Components would be treated as "passive foreign investment companies" ("PFICs") within the meaning of Section 1297 of the Code or as "U.S. real property holding corporations" ("USRPHCs") within the meaning of Section 897 of the Code ("FIRPTA"). If any of the issuers of the component stocks were so treated, certain adverse U.S. federal income tax consequences might apply, to a U.S. holder (as defined below) in the case of a PFIC and to a non-U.S. holder (as defined below) in the case of a USRPHC, upon the sale, exchange or retirement of a note. You should refer to information filed with the SEC or another governmental authority by the issuers of the component stocks and consult your tax adviser regarding the possible consequences to you if any of the issuers of the component stocks are or become PFICs or USRPHCs.

Tax Consequences to U.S. Holders

You are a "U.S. Holder" if you are a beneficial owner of notes for U.S. federal income tax purposes that is:

- a citizen or resident of the United States;
- a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any State thereof or the District of Columbia; or
- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment of the Notes

Tax Treatment of Interest Payments. Although the U.S. federal income tax treatment of interest payments is uncertain, we intend to take the position, and the following discussion assumes, that any interest payments with respect to the notes constitute ordinary income taxable to a U.S. Holder at the time accrued or received in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes.

Sale, Exchange or Redemption of the Notes. Upon a sale or exchange of a note (including redemption of the notes at maturity), you should recognize gain or loss equal to the difference between the amount realized on the sale, exchange or redemption and your tax basis in the note, which should equal the amount you paid to acquire the note. Such gain or loss should be long-term capital gain or loss if you have held the note for more than one year at the time. The deductibility of capital losses, however, is subject to limitations. It is uncertain whether the proceeds of a sale or exchange prior to maturity include any amount attributable to accrued but unpaid interest payments, or whether this amount should be treated as an interest payment as described above. You should consult your tax adviser regarding the treatment of accrued but unpaid interest payments upon the sale or exchange of the notes prior to maturity.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the notes and because we are not requesting a ruling from the IRS with respect to the notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the notes described above. If the IRS were successful in asserting an alternative characterization or treatment of the notes, the timing and character of income on the notes could differ materially from our description herein. For example, the IRS might treat the notes as debt instruments issued by us, in which event the taxation of the notes would be governed by certain Treasury regulations relating to the taxation of contingent payment debt instruments if the term of the notes from issue to maturity is more than one year. In this event, regardless of whether you are an accrual-method or cash-method taxpayer, you would be required to accrue into income original issue discount, or "OID," on the notes at our "comparable yield" for similar noncontingent debt, determined at the time of the issuance of the notes, in each year that you hold the notes (even though you may not receive any cash with respect to the notes during the term of the notes) and any gain recognized at expiration or upon sale or other disposition of the notes would generally be treated as ordinary income. Additionally, if you were to recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS.

Potential Application of the Constructive Ownership Rule. Alternatively, even if the characterization of the notes as an "open transaction" is respected, if the Basket includes the iShares® MSCI Emerging Markets Index Fund, the IRS could possibly assert that the notes constitute "constructive ownership transactions", within the meaning of Section 1260 of the Code, in which case the tax consequences of selling or settling the notes could be significantly and adversely affected. Section 1260 of the Code generally applies if an investor enters into a "constructive ownership transaction" with respect to a "pass-thru" entity. If a note is treated as a "constructive ownership transaction", any amount that would otherwise be treated as long-term capital gain recognized in respect of the note in excess of the "net underlying long-term capital gain" (as defined in Section 1260 of the Code) will be treated as ordinary income, and an interest charge will apply as if that income had accrued for tax purposes at a constant yield over the note's term. If a note is treated as a "constructive ownership transaction", there will be a presumption that all long-term capital gain is subject to recharacterization as ordinary income unless the contrary is demonstrated by clear and convincing evidence. Therefore, any long-term capital gain you realize upon a sale, exchange or redemption of such a note that exceeds the amount of long-term capital gain you can establish would have been realized if you had invested in such Index Fund shares at the issue date and sold them at the sale, exchange or redemption date could be recharacterized as ordinary income and subject to an interest charge. Unless otherwise specified in the relevant terms supplement, it is anticipated that the constructive ownership rule should not apply to an investment in the notes. U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rule.

Other alternative U.S. federal income tax characterizations and treatments of the notes might also require you to include amounts in income during the term of the notes and/or might treat all or a portion of the gain or loss on the sale or settlement of the notes as ordinary income or loss or as short-term capital gain or loss, without regard to how long you held the notes.

In addition, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require holders of instruments similar to the notes to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the "constructive ownership" regime. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance, promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Accordingly, you should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Tax Consequences to Non-U.S. Holders

You are a "Non-U.S. Holder" if you are a beneficial owner of notes for U.S. federal income tax purposes that is:

- a nonresident alien individual;
- a foreign corporation; or
- a foreign estate or trust.

You are not a Non-U.S. Holder for the purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a note (including redemption of the notes at maturity).

Because the tax treatment of the notes is uncertain, it is not clear whether interest payments under the notes are subject to U.S. withholding tax. Unless otherwise specified in the relevant terms supplement, we and our affiliates do not intend to withhold on these payments if you are a Non-U.S. Holder and (in the case of notes with a term to maturity of more than 183 days) you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a U.S. person and provide your name and address. However, others may withhold on stated interest payments to you unless you claim an exemption or reduction under an applicable income tax treaty. Non-U.S. Holders should consult their tax advisers regarding the possibility of this withholding, including the possibility of obtaining a refund of withheld amounts.

In any event, if the notes have a term to maturity of 183 days or less and you do not provide a properly executed IRS Form W-8BEN, you may be subject to information reporting and backup withholding, as described below, unless you provide documentation of your status as a non-U.S. person (which can be done by providing a properly executed IRS Form W-8BEN).

If you are engaged in a trade or business in the United States, and if payments on the notes are effectively connected with the conduct of that trade or business, although exempt from the withholding tax discussed above, you will generally be taxed in the same manner as a U.S. Holder, except that you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

Backup Withholding and Information Reporting

You may be subject to information reporting, and may also be subject to backup withholding at the rates specified in the Code on the amounts paid to you, unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the information reporting and backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you comply with the certification procedures described in the preceding paragraphs. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Federal Estate Tax

Individual Non-U.S. Holders, and entities the property of which is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisers regarding the U.S. federal estate tax consequences of investing in a note.

THE TAX CONSEQUENCES TO YOU OF OWNING THE NOTES ARE UNCLEAR. YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

UNDERWRITING

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities Inc. as agent (an "Agent" or "JPMSI"), and certain other agents that may be party to the Master Agency Agreement from time to time (each an "Agent," and collectively with JPMSI, the "Agents"), as amended or supplemented from time to time, each Agent participating in an offering of notes, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover page of the relevant terms supplement. Each such Agent proposes initially to offer the notes directly to the public at the public offering price set forth on the cover page of the relevant terms supplement. JPMSI will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement. After the initial offering of the notes, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of JPMSI. The underwriting arrangements for this offering comply with the requirements of NASD Rule 2720 regarding a Financial Industry Regulatory Authority member firm's underwriting of securities of an affiliate. In accordance with NASD Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior written approval of the customer.

JPMSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, JPMSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, JPMSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. JPMSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if JPMSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, JPMSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. JPMSI is not required to engage in these activities, and may end any of these activities at any time.

No action has been or will be taken by us, JPMSI or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement no. 136-I or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement no. 136-I or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement no. 136-I and the accompanying prospectus supplement, prospectus and terms supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission. For additional information regarding selling restrictions, please see "Notice to Investors" in this product supplement no. 136-I.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plans' particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code (in either case, "Parties in Interest") with respect to such Plans. As a result of our business, we are a Party in Interest with respect to many Plans. Where we are a Party in Interest with respect to a Plan (either directly or by reason of ownership of our subsidiaries), the purchase and holding of the notes by or on behalf of the Plan would be a prohibited transaction under Section 406 of ERISA and Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions ("PTCEs") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(l7) provides a limited exemption for the purchase and sale of the notes and the related lending transactions, provided that neither the issuer of the notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and provided further that the Plan pays no more than adequate consideration in connection with the transaction (the so-called "service provider exemption").

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the notes is not prohibited. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase of the notes that (a) its purchase and holding of the notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or documents ("Similar Laws"). Accordingly, each purchaser or holder of the notes shall be required to represent (and deemed to have represented by its purchase of the notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of the applicable rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase and holding of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Laws. The sale of any notes to any Plan or plan subject to similar laws is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by such plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.